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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 10, 2017)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2016 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry.

  (5)
  In this MD&A "interest and dividends" represents the sum of interest and dividends and share of profit (loss) of associates from the consolidated statement of earnings. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (6)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividend income is shown net of total return swap expense.

  (7)
  In this MD&A the measures "net realized gains (losses) before equity hedges and short equity exposures", "net change in unrealized gains (losses) before equity hedges and short equity exposures" and "net gains (losses) on equity hedges and short equity exposures" are each shown separately to present more meaningfully the results of the company's investment management strategies. Those three measures are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2016. The sum of those three measures is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings. The term "equity hedges" refers to equity and equity-related short positions held in the company's investment portfolio as part of the company's economic hedging strategy that was discontinued in the fourth quarter of 2016; the term "short equity exposures" refers to equity and equity-related short positions that are held for investment purposes.

  (8)
  Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2016 and are explained in detail in note 24 (Financial Risk Management, under the heading of Capital Management).

  (9)
  Average annual return on average equity is a performance measure calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period, using net earnings and equity amounts from segment operating results and segment balance sheets respectively.

  (10)
  Intercompany shareholdings are presented as "Investments in Fairfax affiliates" on the segmented balance sheets and carried at cost.

  (11)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting profit of $575.9 and a combined ratio of 92.5% in 2016 compared to an underwriting profit of $704.5 and a combined ratio of 89.9% in 2015. Underwriting profit in 2016 was lower than the record underwriting profit set in 2015 primarily due to an increase in current period catastrophe losses, partially offset by higher net favourable prior year reserve development. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) decreased to $1,039.2 in 2016 from $1,181.5 in 2015 primarily as a result of lower underwriting profit and lower share of profit of associates, partially offset by increased interest income. Net premiums written by the insurance and reinsurance operations increased by 10.7% in 2016 principally reflecting that Brit was consolidated only in June 2015 (net premiums written increased by 3.8% excluding Brit).

Net investment losses of $1,203.6 in 2016 (compared to net investment losses of $259.2 in 2015) were principally due to net losses on equity hedges and CPI-linked derivatives, partially offset by net gains on bonds. Consolidated interest and dividend income increased to $555.2 in 2016 from $512.2 in 2015 principally reflecting higher interest income earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. At December 31, 2016 subsidiary cash and short term investments of $10,127.6 (excluding Fairfax India) accounted for 37.4% of portfolio investments.

The net loss of $512.5 in 2016 (compared to net earnings of $567.7 in 2015) was primarily as a result of increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates) and a decrease in underwriting profit, partially offset by an increase in the recovery of income taxes. The company's consolidated total debt to total capital ratio increased to 28.7% at December 31, 2016 from 21.8% at December 31, 2015 primarily as a result of borrowings during 2016 by Fairfax, Fairfax India and Cara to finance various acquisitions and also reflected the company's lower shareholders' equity at the end of 2016. Common shareholders' equity decreased to $8,484.6 ($367.40 per basic share) at December 31, 2016 from $8,952.5 ($403.01 per basic share) at December 31, 2015 (a decrease of 6.4%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2016).

Maintaining its emphasis on financial soundness, the company held $1,371.6 of cash and investments at the holding company level ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016 compared to $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2016 and 2015. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016 or the Components of Net Earnings section of this MD&A under the relevant reporting segment heading.

On February 8, 2017 the company entered into an agreement to acquire Tower, a general insurer in New Zealand and the Pacific Islands.

On December 18, 2016 the company entered into an agreement to acquire Allied World, a global property, casualty and specialty insurer and reinsurer.

On October 18, 2016 the company agreed to acquire from AIG certain of its insurance operations in Latin America and Central and Eastern Europe.

OdysseyRe

In 2015 OdysseyRe acquired Euclid (an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage which produce annual gross premiums written of approximately $15) to ensure it will have the opportunity to participate in future renewals of Euclid's business.

Crum & Forster

On October 4, 2016 Crum & Forster acquired Trinity, which focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

In 2015 Crum & Forster acquired TII (a leading travel insurance provider that specializes in offering travel insurance protection), Brownyard (a specialist in writing and servicing security guard and security services business insurance) and Redwoods (a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps), which produce annual gross premiums written of approximately $50, $15 and $50 respectively. These acquisitions will complement Crum & Forster's existing footprint in each of these lines of business.

Brit

On August 3, 2016 Brit paid cash consideration of $57.8 to purchase shares for cancellation from OMERS, which increased the company's ownership interest in Brit by 2.4%.

On June 5, 2015 the company acquired Brit, a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company sold 29.9% of the outstanding ordinary shares of Brit to OMERS and will have the ability to repurchase those shares over time.

Fairfax Asia

On October 10, 2016 the company acquired an 80.0% interest in AMAG, an established general insurer in Indonesia with gross written premiums of approximately $70 during 2016.

On October 3, 2016 Union Assurance acquired Fairfirst Insurance, a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016.

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of ICICI Lombard from ICICI Bank.

In 2015 Pacific Insurance acquired the general insurance business of MCIS, an established general insurer in Malaysia with approximately $55 of annual gross premiums. In 2015 Fairfax Asia acquired 78.0% of Union Assurance, an underwriter of general insurance in Sri Lanka, specializing in automobile and personal accident lines of business with approximately $43 of annual gross premiums written.

Insurance and Reinsurance – Other

On December 7, 2016 the company acquired Bryte Insurance, a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016.

The business and renewal rights of QBE Insurance (Europe) Limited's Hungarian, Czech and Slovakian insurance operations were acquired and transferred to the company's Colonnade subsidiary on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. Those operations generate approximately $78 of gross premiums written annually across a range of general insurance classes.

Other

Subsequent to December 31, 2016

On February 17, 2017 the company, through its subsidiaries, acquired 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa, which was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight, which operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired an additional 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement.

Years ended December 31, 2016 and 2015

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's, a Canadian multi-brand restaurant company. On September 2, 2016 Cara acquired St-Hubert, a Canadian full-service restaurant operator and fully integrated food manufacturer.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town, a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics, a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Fairchem, a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired Kuoni Hong Kong and Kuoni India, travel and travel-related companies in Hong Kong and India that offer a broad range of services including corporate and leisure travel.

On July 17, 2015 the company acquired a 55.0% interest in Boat Rocker, a Canadian company engaged in the development, production, marketing and distribution of television programming. On August 19, 2016 the company increased its ownership interest in Boat Rocker to 58.2%.

On June 18, 2015 Fairfax sold its 73.6% interest in Ridley.

On April 10, 2015 Fairfax acquired a 52.6% and a 40.7% voting and economic interest respectively in Cara, Canada's largest full-service restaurant company which franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 Fairfax acquired 95.1% of the voting rights and 28.1% of the equity interest in newly incorporated Fairfax India. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. In 2015 Fairfax India acquired an 88.1% interest in NCML, a leading private-sector agricultural commodities storage company in India.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a small underwriting loss in 2016 after three years of underwriting profitability, reflecting a return to more normal levels of catastrophe losses and lower levels of favourable reserve development. Accident year combined ratios in 2016 are expected to be slightly above 100% as a result of price decreases and increased severity of liability claims. The industry continues to feel the effects of historically low interest rates that are negatively affecting operating income, as well as the effect of volatile equity markets. Although interest rates have recently increased, interest income earned in the future will likely continue to decline even further as higher yielding securities that mature are reinvested at prevailing lower rates. Strong performance in the equity markets in the U.S. and Canada in the fourth quarter of 2016, partially offset by the impact of increases in interest rates and underwriting losses, contributed to very modest growth in capital for the industry. Insurance pricing on property and casualty lines of business declined, with larger account business continuing to experience more pricing pressure than medium-to-small account business. Insurance pricing in 2017 is likely to be affected by the direction of investment yields, lower levels of favourable reserve development, capacity available within the industry, the extent to which a line of business is loss-affected and the general strength of the global economy.

The reinsurance sector remains overcapitalized as a result of recent strong earnings and additional capacity from non-traditional capital providers. Pricing on many reinsurance lines remains attractive: property catastrophe-exposed business has experienced a slowdown in rate decreases after double digit decreases the last few years, while non-catastrophe property and casualty reinsurance business is experiencing more moderate price decreases reflecting the factors described above affecting insurance pricing.

Sources of Revenue

Revenue for the most recent three years is shown in the table that follows.

	2016	2015	2014
Net premiums earned – Insurance and Reinsurance
Northbridge	908.8	874.7	942.3
OdysseyRe	2,074.1	2,204.1	2,356.6
Crum & Forster	1,769.5	1,522.0	1,306.5
Zenith National	807.3	766.4	714.3
Brit(1)	1,399.3	892.5	–
Fairfax Asia	302.5	287.0	272.2
Other	437.2	442.7	392.7
Runoff	163.5	381.6	231.6

	7,862.2	7,371.0	6,216.2
Interest and dividends	579.4	685.1	509.5
Net gains (losses) on investments	(1,203.6)	(259.2)	1,736.2
Other revenue(2)	2,061.6	1,783.5	1,556.0

	9,299.6	9,580.4	10,017.9

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Other revenue primarily comprises the revenue earned by Cara (acquired on April 10, 2015) and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, William Ashley, Sporting Life, Praktiker, Golf Town (acquired on October 31, 2016), Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Pethealth, Boat Rocker (acquired on July 17, 2015), Ridley (sold on June 18, 2015) and Fairfax India (since its initial public offering on January 30, 2015) and its subsidiaries NCML (acquired on August 19, 2015) and Privi Organics (acquired on August 26, 2016).

Revenue of $9,299.6 in 2016 decreased from $9,580.4 in 2015 principally as a result of increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates), partially offset by higher net premiums earned and increased other revenue. The increase in net losses on investments in 2016 was principally due to net losses on equity and equity-related holdings after equity hedges (primarily realized losses) and CPI-linked derivatives, partially offset by net gains on bonds. Consolidated interest and dividend income of $512.2 in 2015 increased to $555.2 in 2016 reflecting higher interest income earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. Share of profit of associates decreased from $172.9 in 2015 to $24.2 in 2016 primarily reflecting a non-cash impairment charge of $100.4 recognized on the company's investment in Resolute and a lower share of profit from the company's investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in 2015), partially offset by a higher share of profit of ICICI Lombard.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2016 reflected the consolidation of a full year of net premiums earned by Brit ($506.8 incremental increase year-over-year), increases at Crum & Forster ($247.5, 16.3%), Zenith National ($40.9, 5.3%), Northbridge ($34.1, 3.9% including the unfavourable effect of foreign currency translation) and Fairfax Asia ($15.5, 5.4%), partially offset by decreases at OdysseyRe ($130.0, 5.9%) and Insurance and Reinsurance – Other ($5.5, 1.2%). Net premiums earned at Runoff in 2016 principally reflected the impacts of the second quarter 2016 construction defect reinsurance transaction and the habitational casualty reinsurance transaction. Net premiums earned at Runoff in 2015 principally reflected the impacts of the fourth quarter 2015 APH, the Everest APH, first quarter 2015 APH and the AXA Canada reinsurance transactions. These reinsurance transactions are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

Revenue of $9,580.4 in 2015 decreased from $10,017.9 in 2014 principally as a result of net losses on investments, partially offset by increased net premiums earned, increased other revenue and higher interest and dividends. Net losses on investments in 2015 was principally comprised of net unrealized losses on bonds, partially offset by net gains on equity and equity-related holdings after equity hedges and the favourable impact of foreign currency. Consolidated interest and dividend income increased from $403.8 in 2014 to $512.2 in 2015, reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds and the impact of consolidating the portfolio investments of Brit and Fairfax India. The increase in net premiums earned by the company's insurance and reinsurance operations in 2015 reflected year-over-year increases at Crum & Forster ($215.5, 16.5%), Zenith National ($52.1, 7.3%), Insurance and Reinsurance – Other ($50.0, 12.7%) and Fairfax Asia ($14.8, 5.4%) and the consolidation of the net premiums earned by Brit ($892.5), partially offset by decreases at OdysseyRe ($152.5, 6.5%) and Northbridge ($67.6, 7.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff in 2015 and 2014 ($381.6 and $231.6 respectively) primarily reflected the impact of various transactions during those years involving the reinsurance of third party runoff portfolios.

Net premiums written by the company's insurance and reinsurance operations for the years ended December 31, 2016 and 2015 are shown in the table that follows.

	2016	2015	% change year-over- year
Net premiums written
Northbridge	942.6	887.0	6.3
OdysseyRe	2,100.2	2,095.0	0.2
Crum & Forster	1,801.1	1,659.4	8.5
Zenith National	819.4	785.4	4.3
Brit(1)	1,480.2	946.4	56.4
Fairfax Asia	303.1	275.9	9.9
Other	458.4	489.8	(6.4)

Insurance and reinsurance operations	7,905.0	7,138.9	10.7

Insurance and reinsurance operations excluding Brit	6,424.8	6,192.5	3.8

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Northbridge's net premiums written increased by 6.3% in 2016 including the unfavourable effect of foreign currency translation. In Canadian dollar terms, Northbridge's net premiums written increased by 10.1% in 2016, primarily due to increased new business writings at Northbridge Insurance, modest price increases across the group and reduced reinsurance costs.

OdysseyRe's net premiums written increased by 0.2% in 2016, primarily reflecting the non-renewal on June 1, 2015 of a Florida property quota share reinsurance contract (following the cedent's decision to retain all the risk associated with that contract), partially offset by decreases in the Latin America and London Market divisions and purchases of property catastrophe excess of loss reinsurance at favourable pricing.

Crum & Forster's net premiums written increased by 8.5% in 2016, principally reflecting growth in Crum & Forster's accident and health and commercial transportation lines of business and incremental contributions from prior year acquisitions, partially offset by decreases in the construction contracting line of business.

Zenith National's net premiums written increased by 4.3% in 2016, primarily as a result of an increase in exposure, partially offset by modest price decreases.

Net premiums written by Fairfax Asia increased by 9.9% in 2016, principally reflecting the consolidation of Fairfirst Insurance and AMAG, increased writings at Pacific Insurance (primarily in commercial automobile and property lines of business) and increased premium retention (primarily at First Capital).

Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 6.4% in 2016, primarily reflecting the non-recurring impact of the QBE loss portfolio transfer in 2015 and decreases at Group Re (primarily related to the non-renewal in 2016 of an intercompany property quota share agreement with Brit), partially offset by increases at Fairfax Brasil (primarily growth in the infrastructure line of business and the favourable effect of foreign currency translation, partially offset by a decrease in risk retention) and Advent (primarily increases in the accident and health line of business, partially offset by a decrease in risk retention).

Net gains (losses) on investments in 2016 and 2015 were comprised as shown in the following table:

	2016	2015
Common stocks	(78.0)	(670.5)
Preferred stocks – convertible	(6.6)	(22.5)
Bonds – convertible	(39.4)	(119.2)
Gain on disposition of subsidiary and associates(1)	–	235.5
Other equity derivatives(2)	19.3	151.7

Long equity exposures	(104.7)	(425.0)
Equity hedges and short equity exposures	(1,192.9)	501.8

Net equity exposure and financial effects	(1,297.6)	76.8
Bonds	322.7	(468.7)
CPI-linked derivatives	(196.2)	35.7
U.S. treasury bond forward contracts	47.0	–
Other derivatives	(7.4)	(2.6)
Foreign currency	(129.5)	112.5
Other	57.4	(12.9)

Net losses on investments	(1,203.6)	(259.2)

Net gains (losses) on bonds is comprised as follows:
Government bonds	256.8	(58.7)
U.S. states and municipalities	(29.5)	(213.2)
Corporate and other	95.4	(196.8)

	322.7	(468.7)

(1)
Comprised primarily of a $236.4 gain on disposition of Ridley in 2015.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

After giving consideration to the outcome of the U.S. elections in 2016 and the potential for fundamental changes that may bolster U.S. economic growth and equity markets, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions during 2016 effected through equity and equity index total return swaps, including all of the company's Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps. The short equity index total return swaps closed out in 2016 produced a realized loss of $2,665.4 (of which $1,710.2 was recorded as unrealized losses in prior years). The company continues to invest or maintain investments in short equity total return swaps in individual equities as investments, and not as hedges of the company's equity and equity-related holdings. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2016, for a tabular analysis followed by a discussion of the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $322.7 in 2016 were primarily comprised of net gains on U.S. treasury bonds ($138.1), Indian government bonds ($105.2) and corporate and other bonds ($95.4), partially offset by net losses on U.S. state and municipal bonds ($29.5).

The company's CPI-linked derivative contracts produced net unrealized losses of $196.2 in 2016 compared to net unrealized gains of $35.7 in 2015. Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue from $1,783.5 in 2015 to $2,061.6 in 2016 principally reflected increased revenue at Cara (acquired on April 10, 2015), Quess, Fairfax India and Boat Rocker (acquired on July 17, 2015), partially offset by the divestiture of Ridley on June 18, 2015. The increase at Cara was also due to Cara's acquisitions of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2016, the United States, Canada, International and Asia accounted for 65.5%, 13.4%, 12.4% and 8.7% respectively, of net premiums earned by geographic region in 2016, compared to 63.0%, 14.4%, 13.4% and 9.2% respectively, in 2015.

United States

Net premiums earned in the United States geographic region increased by 11.0% from $4,641.3 in 2015 to $5,152.8 in 2016 primarily reflecting the consolidation of Brit for the full year of 2016 ($346.5 incremental increase year-over-year), growth in specialty lines of business at Crum & Forster and growth in workers' compensation business at Zenith National, partially offset by lower net premiums earned at Runoff reflecting a decrease in transactions involving the reinsurance of third party runoff portfolios.

Canada

Net premiums earned in the Canada geographic region decreased by 0.8% from $1,062.0 in 2015 to $1,053.1 in 2016 primarily as a result of lower net premiums earned at Runoff reflecting a non-recurring transaction in 2015 involving the reinsurance of a third party, partially offset by increases at Northbridge (increased new business writings at Northbridge Insurance and modest price increases across the group, partially offset by the impact of reduced reinsurance costs and the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange) and the consolidation of Brit for the full year of 2016 ($33.3 incremental increase year-over-year).

International

Net premiums earned in the International geographic region decreased by 1.4% from $986.3 in 2015 to $972.0 in 2016 principally reflecting decreases at OdysseyRe in its reinsurance business, partially offset by the consolidation of Brit for the full year of 2016 ($108.8 incremental increase year-over-year).

Asia

Net premiums earned in the Asia geographic region increased by 0.4% from $681.4 in 2015 to $684.3 in 2016 primarily as a result of the consolidation of Brit for the full year of 2016 ($18.2 incremental increase year-over-year) and growth at Fairfax Asia, partially offset by decreases at OdysseyRe.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2016, 2015 and 2014. In that table, interest and dividends are presented separately as they relate to the insurance and reinsurance reporting segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges and short equity exposures, net change in unrealized gains (losses) before equity hedges and short equity exposures and net gains (losses) on equity hedges and short equity exposures are each shown separately to present more meaningfully the results of the company's investment management strategies.

	2016	2015	2014
Combined ratios – Insurance and Reinsurance
Northbridge	94.9%	91.8%	95.5%
OdysseyRe	88.7%	84.7%	84.7%
Crum & Forster	98.2%	97.7%	99.8%
Zenith National	79.7%	82.5%	87.5%
Brit(1)	97.9%	94.9%	–%
Fairfax Asia	86.4%	87.9%	86.7%
Other	93.7%	89.6%	94.7%

Consolidated	92.5%	89.9%	90.8%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	46.3	71.4	42.7
OdysseyRe	235.2	336.9	360.4
Crum & Forster	32.4	35.4	2.5
Zenith National	164.1	134.4	89.5
Brit(1)	29.1	45.4	–
Fairfax Asia	41.1	34.8	36.2
Other	27.7	46.2	20.7

Underwriting profit – Insurance and Reinsurance	575.9	704.5	552.0
Interest and dividends – Insurance and Reinsurance	463.3	477.0	363.4

Operating income – Insurance and Reinsurance	1,039.2	1,181.5	915.4
Runoff (excluding net gains (losses) on investments)	(149.4)	(74.1)	(88.5)
Other reporting segment (excluding net gains (losses) on investments)	133.5	127.8	77.6
Interest expense	(242.8)	(219.0)	(206.3)
Corporate overhead and other	(131.2)	(132.5)	(96.5)

Pre-tax income before net gains (losses) on investments	649.3	883.7	601.7
Net realized gains before equity hedges and short equity exposures	563.4	1,049.7	777.6

Pre-tax income including net realized gains before equity hedges	1,212.7	1,933.4	1,379.3
Net change in unrealized gains (losses) before equity hedges and short equity exposures	(574.1)	(1,810.7)	1,153.1
Net gains (losses) on equity hedges and short equity exposures	(1,192.9)	501.8	(194.5)

Pre-tax income (loss)	(554.3)	624.5	2,337.9
Income taxes	159.6	17.5	(673.3)

Net earnings (loss)	(394.7)	642.0	1,664.6

Attributable to:
Shareholders of Fairfax	(512.5)	567.7	1,633.2
Non-controlling interests	117.8	74.3	31.4

	(394.7)	642.0	1,664.6

Net earnings (loss) per share	$(24.18)	$23.67	$74.43
Net earnings (loss) per diluted share	$(24.18)	$23.15	$73.01
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

The company's insurance and reinsurance operations produced an underwriting profit of $575.9 (combined ratio of 92.5%) in 2016 compared to $704.5 (combined ratio of 89.9%) in 2015. The increase in the combined ratio in 2016 principally reflected higher current period catastrophe losses and modest increases in the underwriting and commission expense ratios, partially offset by increased net favourable prior year reserve development and a modest improvement in non-catastrophe loss experience related to the current accident year.

Net favourable development of $654.6 (8.5 combined ratio points) in 2016 increased from $544.3 (7.8 combined ratio points) in 2015 and was comprised as follows:

	2016	2015
Insurance and Reinsurance
Northbridge	(112.8)	(93.9)
OdysseyRe	(266.5)	(233.3)
Crum & Forster	(8.3)	–
Zenith National	(101.0)	(89.6)
Brit(1)	(53.5)	(19.7)
Fairfax Asia	(52.1)	(39.5)
Other	(60.4)	(68.3)

Net favourable development	(654.6)	(544.3)

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Current period catastrophe losses of $352.7 (4.6 combined ratio points) in 2016 increased from $133.7 (1.9 combined ratio points) in 2015 and were comprised as follows:

	2016			2015
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Matthew	67.9	0.9		–	–
Fort McMurray wildfires	61.8	0.8		–	–
Other	223.0	2.9		133.7	1.9

	352.7	4.6	points	133.7	1.9	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2016	2015
Underwriting profit – Insurance and Reinsurance	575.9	704.5

Loss & LAE – accident year	66.7%	64.5%
Commissions	17.3%	16.8%
Underwriting expense	17.0%	16.4%

Combined ratio – accident year	101.0%	97.7%
Net favourable development	(8.5)%	(7.8)%

Combined ratio – calendar year	92.5%	89.9%

The commission expense ratio increased from 16.8% in 2015 to 17.3% in 2016, primarily reflecting the consolidation of Brit (Brit's commission expense ratio is generally higher than Fairfax's other operating companies as commission rates on the Lloyd's platform tend to be higher than typical non-Lloyd's insurance and reinsurance arrangements) and increases at Crum & Forster (primarily reflecting the impact of increased writings of accident and health insurance which incur higher commission rates and reductions in ceding commissions as a result of the increase in retentions that occurred in 2015), partially offset by a decrease at First Capital (primarily increased profit commission on reinsurance ceded).

The underwriting expense ratio increased from 16.4% in 2015 to 17.0% in 2016, primarily reflecting increases at OdysseyRe (principally lower net premiums earned) and Fairfax Asia (primarily due to integration and acquisition related expenses incurred with respect to AMAG and Fairfirst Insurance and higher compensation related expenses).

Underwriting expenses in 2016 increased by 7.8% (excluding Brit's underwriting expenses of $221.7 and $141.2 in 2016 and 2015 respectively), primarily reflecting increases at Crum & Forster (primarily due to higher personnel costs associated with acquisitions and new business initiatives consistent with its growth in net premiums earned), Fairfax Asia (primarily due to integration and acquisition related expenses incurred with respect to AMAG and Fairfirst Insurance and higher compensation related expenses) and Colonnade (costs incurred related to the start-up of Fairfax's operations in Eastern Europe).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $1,470.1 in 2015 to $1,597.7 in 2016 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of Brit's operating expenses), partially offset by decreased Runoff operating expenses and lower Fairfax corporate overhead (principally due to non-recurring expenses incurred in connection with the acquisition of Brit in 2015).

Other expenses increased from $1,703.1 in 2015 to $1,958.4 in 2016 principally reflecting increased expenses at Thomas Cook India (primarily related to Quess, consistent with its growth in revenue) and Fairfax India, the consolidation of Cara and Boat Rocker (acquired on April 10, 2015 and July 17, 2015), and Cara's acquisitions of St-Hubert and Original Joe's (acquired on September 2, 2016 and November 28, 2016), partially offset by the divestiture of Ridley on June 18, 2015.

The company reported a net loss attributable to shareholders of Fairfax of $512.5 (net loss of $24.18 per basic and diluted share) in 2016 compared to net earnings attributable to shareholders of Fairfax of $567.7 (net earnings of $23.67 per basic share and $23.15 per diluted share) in 2015. The year-over-year decrease in profitability primarily reflected increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates) and a decrease in underwriting profit, partially offset by an increase in the recovery of income taxes.

Common shareholders' equity decreased from $8,952.5 at December 31, 2015 to $8,484.6 at December 31, 2016 primarily reflecting the net loss attributable to shareholders of Fairfax ($512.5), payment of dividends on the company's common and preferred shares ($271.8) and other comprehensive loss of $183.9 (primarily related to net unrealized foreign currency translation losses on foreign operations of $98.9), partially offset by net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5). Common shareholders' equity per basic share at December 31, 2016 was $367.40 compared to $403.01 per basic share at December 31, 2015, representing a decrease of 8.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2016, or a decrease of 6.4% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2016 and 2015. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2016

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,055.1	2,380.7	2,055.0	831.7	1,912.2	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned	908.8	2,074.1	1,769.5	807.3	1,399.3	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	41.1	27.7	575.9	(185.1)	–	–	–	390.8
Interest and dividends	57.4	171.0	43.2	30.8	58.8	74.8	27.3	463.3	35.7	30.3	(38.7)	88.8	579.4

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	115.9	55.0	1,039.2	(149.4)	30.3	(38.7)	88.8	970.2
Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Other reporting segment	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead and other	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes													159.6

Net loss													(394.7)

Attributable to:
Shareholders of Fairfax													(512.5)
Non-controlling interests													117.8

													(394.7)

Year ended December 31, 2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2	–	–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4
Interest and dividends	42.3	221.8	66.8	48.9	29.5	41.0	26.7	477.0	98.0	47.4	(11.5)	74.2	685.1

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	47.4	(11.5)	74.2	1,217.5
Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Other reporting segment	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)	–	(219.0)
Corporate overhead and other	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2016 and 2015 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held ownership interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2016. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $3,479.6 as at December 31, 2016 (December 31, 2015 – $2,599.0) primarily consisted of Fairfax holding company debt of $3,341.2 (December 31, 2015 – $2,462.2) and purchase consideration payable related to the TRG acquisition of $129.2 (December 31, 2015 – $134.7).
	Economic ownership percentage in Fairfax Affiliates
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Insurance & Reinsurance – Other	Runoff	Corporate & Other(1)	Consolidated
Fairfax Affiliates
Zenith National	–	6.1%	2.0%	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	13.8%	57.8%	100.0%
TRG (Runoff)	–	–	5.2%	–	–	–	31.5%	44.9%	18.4%	100.0%
Thomas Cook India	1.1%	11.0%	1.5%	0.4%	–	1.9%	1.7%	5.6%	44.5%	67.7%
Fairfax India	–	8.3%	4.0%	1.1%	2.8%	2.4%	3.2%	7.6%	–	29.4%
The Keg	11.0%	14.7%	7.3%	8.0%	–	–	6.6%	3.4%	–	51.0%
Cara	8.3%	13.6%	4.8%	–	3.8%	–	–	5.4%	3.0%	38.9%
Boat Rocker Media	–	27.3%	–	20.1%	–	–	10.8%	–	–	58.2%
(1)
This table excludes subsidiaries which are wholly owned by the holding company including Northbridge, OdysseyRe, Crum & Forster, Brit and Fairfax Asia.

Segmented Balance Sheet as at December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	125.9	508.6	7.2	10.3	–	–	–	652.0	–	–	719.6	1,371.6
Insurance contract receivables	272.7	830.8	279.1	238.2	639.2	169.6	385.7	2,815.3	196.8	–	(94.6)	2,917.5
Portfolio investments	2,638.2	6,831.8	3,780.4	1,667.9	3,912.0	1,524.0	1,614.0	21,968.3	3,430.0	1,476.5	418.6	27,293.4
Deferred premium acquisition costs	96.4	182.5	122.0	10.9	192.7	30.6	72.0	707.1	–	–	(14.0)	693.1
Recoverable from reinsurers	463.3	774.8	1,104.1	68.0	923.7	634.3	346.3	4,314.5	835.8	–	(1,140.0)	4,010.3
Deferred income taxes	65.9	300.5	257.3	55.0	–	–	18.9	697.6	11.6	–	23.4	732.6
Goodwill and intangible assets	152.8	174.9	331.6	439.0	730.9	173.1	33.9	2,036.2	37.1	1,766.0	8.2	3,847.5
Due from affiliates	120.9	4.0	31.4	–	0.3	23.3	35.1	215.0	575.3	–	(790.3)	–
Other assets	103.2	182.9	183.5	60.6	106.0	85.0	51.0	772.2	99.6	1,497.7	148.9	2,518.4
Investments in Fairfax affiliates	110.6	544.0	197.5	40.8	74.7	44.8	99.3	1,111.7	523.3	–	(1,635.0)	–

Total assets	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Liabilities
Accounts payable and accrued liabilities	161.3	511.0	282.2	94.6	79.4	273.7	261.1	1,663.3	104.2	973.8	147.3	2,888.6
Income taxes payable	6.3	–	–	1.5	–	13.0	0.2	21.0	–	2.2	12.2	35.4
Short sale and derivative obligations	40.9	79.5	37.2	3.1	11.8	–	5.0	177.5	41.9	–	14.9	234.3
Due to affiliates	0.9	9.2	0.6	3.0	–	5.5	2.2	21.4	1.0	48.3	(70.7)	–
Funds withheld payable to reinsurers	3.3	61.6	18.2	–	302.3	51.8	66.0	503.2	13.3	–	(100.3)	416.2
Provision for losses and loss adjustment expenses	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	800.0	1,019.1	16,772.5	3,790.1	–	(1,080.8)	19,481.8
Provision for unearned premiums	542.5	722.5	683.8	280.2	836.8	308.9	403.1	3,777.8	19.9	–	(57.3)	3,740.4
Deferred income taxes	–	–	–	–	102.8	4.8	3.2	110.8	–	153.0	(263.8)	–
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6

Total liabilities	2,630.2	6,370.5	4,625.7	1,633.1	4,915.7	1,457.7	1,850.1	23,483.0	3,970.4	2,029.8	2,081.1	31,564.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,166.9	806.1	11,746.8	1,739.1	2,622.9	(6,288.7)	9,820.1
Non-controlling interests	–	–	–	–	–	60.1	–	60.1	–	87.5	1,852.4	2,000.0

Total equity	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,227.0	806.1	11,806.9	1,739.1	2,710.4	(4,436.3)	11,820.1

Total liabilities and total equity	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Capital
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6
Investments in Fairfax affiliates	110.6	544.0	197.5	40.8	74.7	44.8	99.3	1,111.7	523.3	–	(1,635.0)	–
Shareholders' equity attributable to shareholders of Fairfax	1,409.1	3,420.3	1,470.9	916.8	1,125.7	1,122.1	706.8	10,171.7	1,215.8	1,233.9	(2,801.3)	9,820.1
Non-controlling interests	–	–	–	–	463.4	60.1	–	523.5	–	1,476.5	–	2,000.0

Total capital	1,519.7	4,054.1	1,709.8	995.8	1,839.7	1,227.0	896.3	12,242.4	1,739.1	3,562.9	(956.7)	16,587.7

% of consolidated total capital	9.2%	24.4%	10.3%	6.0%	11.1%	7.4%	5.4%	73.8%	10.5%	21.5%	(5.8)%	100.0%

Segmented Balance Sheet as at December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	245.0	560.3	8.2	65.9	–	–	–	879.4	–	–	397.1	1,276.5
Insurance contract receivables	242.7	806.7	258.8	222.6	605.6	131.2	265.3	2,532.9	127.9	–	(114.3)	2,546.5
Portfolio investments	2,569.4	7,215.3	3,883.4	1,787.9	3,967.1	1,157.5	1,479.2	22,059.8	4,264.9	1,176.8	331.0	27,832.5
Deferred premium acquisition costs	84.4	181.0	118.2	10.7	63.2	24.4	60.2	542.1	–	–	(9.4)	532.7
Recoverable from reinsurers	478.0	828.9	1,079.1	78.1	793.0	579.9	242.3	4,079.3	940.7	–	(1,129.1)	3,890.9
Deferred income taxes	41.1	222.9	183.1	4.0	–	–	7.0	458.1	114.1	–	(108.3)	463.9
Goodwill and intangible assets	144.0	188.4	331.4	446.7	739.2	40.1	16.7	1,906.5	39.4	1,270.7	(1.7)	3,214.9
Due from affiliates	71.7	2.1	0.1	–	–	8.0	25.3	107.2	587.7	–	(694.9)	–
Other assets	73.9	102.1	116.9	73.9	132.0	65.1	31.5	595.4	104.8	1,001.6	69.3	1,771.1
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–

Total assets	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Liabilities
Accounts payable and accrued liabilities	169.9	575.5	230.6	86.5	141.3	241.2	109.3	1,554.3	128.4	757.3	115.9	2,555.9
Income taxes payable	3.7	31.1	2.6	–	–	11.0	1.0	49.4	–	15.3	21.1	85.8
Short sale and derivative obligations	40.4	13.0	5.3	1.4	12.5	–	3.3	75.9	16.8	–	0.2	92.9
Due to affiliates	2.0	6.1	15.5	0.4	–	1.9	2.6	28.5	4.2	34.2	(66.9)	–
Funds withheld payable to reinsurers	4.0	56.1	20.3	–	206.1	66.2	69.5	422.2	16.0	–	(115.4)	322.8
Provision for losses and loss adjustment expenses	1,852.2	5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	–	(1,078.7)	19,816.4
Provision for unearned premiums	492.4	729.4	657.0	267.7	664.9	252.7	276.6	3,340.7	–	–	(55.9)	3,284.8
Deferred income taxes	–	–	–	–	120.3	8.8	0.6	129.7	–	77.5	(207.2)	–
Borrowings	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5

Total liabilities	2,564.6	6,511.4	4,401.2	1,646.5	4,677.8	1,338.8	1,515.5	22,655.8	4,473.9	1,168.3	1,212.1	29,510.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	693.7	723.0	11,523.9	1,994.1	2,257.9	(5,488.5)	10,287.4
Non-controlling interests	–	–	–	–	–	19.2	–	19.2	–	22.9	1,689.4	1,731.5

Total equity	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	712.9	723.0	11,543.1	1,994.1	2,280.8	(3,799.1)	12,018.9

Total liabilities and total equity	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Capital
Borrowings	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–
Shareholders' equity attributable to shareholders of Fairfax	1,385.6	3,596.3	1,578.0	1,043.3	1,117.2	648.2	612.0	9,980.6	1,705.6	1,073.6	(2,472.4)	10,287.4
Non-controlling interests	–	–	–	–	505.1	19.2	–	524.3	–	1,207.2	–	1,731.5

Total capital	1,492.4	4,196.9	1,795.4	1,122.2	1,878.2	712.9	813.6	12,011.6	1,994.1	2,564.8	(1,200.1)	15,370.4

% of consolidated total capital	9.7%	27.3%	11.7%	7.3%	12.2%	4.6%	5.3%	78.1%	13.0%	16.7%	(7.8)%	100.0%

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2016 and 2015.

    Northbridge(1)

	Cdn$
	2016	2015	2016	2015
Underwriting profit	61.3	91.2	46.3	71.4

Loss & LAE – accident year	71.6%	67.5%	71.6%	67.5%
Commissions	16.6%	15.8%	16.6%	15.8%
Underwriting expenses	19.1%	19.2%	19.1%	19.2%

Combined ratio – accident year	107.3%	102.5%	107.3%	102.5%
Net favourable development	(12.4)%	(10.7)%	(12.4)%	(10.7)%

Combined ratio – calendar year	94.9%	91.8%	94.9%	91.8%

Gross premiums written	1,395.9	1,353.3	1,055.1	1,059.6

Net premiums written	1,247.0	1,132.8	942.6	887.0

Net premiums earned	1,202.3	1,117.1	908.8	874.7

Underwriting profit	61.3	91.2	46.3	71.4
Interest and dividends	75.9	54.0	57.4	42.3

Operating income	137.2	145.2	103.7	113.7

(1)
These results differ from those published by Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

The average U.S. dollar foreign exchange rate (relative to the Canadian dollar) strengthened by 3.5% in 2016 compared to 2015. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

In 2015 Northbridge assumed gross premiums written of Cdn$70.6 ($56.6) and gross loss reserves of Cdn$66.5 ($53.3) in connection with the "AXA Canada reinsurance transaction" as described in the Components of Net Earnings section of this MD&A under the heading Runoff. Northbridge fully retroceded these amounts to Runoff and received a commission of Cdn$1.7 ($1.4) from Runoff for fronting this transaction.

Northbridge reported an underwriting profit of Cdn$61.3 ($46.3) and a combined ratio of 94.9% in 2016 compared to an underwriting profit of Cdn$91.2 ($71.4) and a combined ratio of 91.8% in 2015. The decrease in underwriting profit in 2016 principally reflected increased current period catastrophe losses and a deterioration in non-catastrophe loss experience related to the current accident year (increased frequency of large losses), partially offset by increased net favourable prior year reserve development.

Net favourable prior year reserve development in 2016 of Cdn$149.2 ($112.8) (12.4 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2011 through 2014. Net favourable prior year reserve development in 2015 of Cdn$119.9 ($93.9) (10.7 combined ratio points) principally reflected better than expected emergence across most accident years and lines of business.

Underwriting profit in 2016 included Cdn$38.0 ($28.7) (3.2 combined ratio points) of current period catastrophe losses principally related to the Fort McMurray wildfires (Cdn$29.8 ($22.5) or 2.5 combined ratio points). Current period catastrophe losses were not significant in 2015.

Northbridge's commission expense ratio increased from 15.8% in 2015 to 16.6% in 2016, primarily reflecting commission expense adjustments, and also reflected the impact of non-recurring commission revenue earned in the first quarter of 2015 related to the AXA Canada reinsurance transaction described earlier in this section. Northbridge's underwriting expense ratio decreased from 19.2% in 2015 to 19.1% in 2016 reflecting higher net premiums earned, partially offset by the impact in 2015 of the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers following a favourable tax ruling.

Excluding the impact of the AXA Canada reinsurance transaction, gross premiums written increased by 8.8% from Cdn$1,282.7 in 2015 to Cdn$1,395.9 in 2016, primarily reflecting increased new business writings at Northbridge Insurance and modest price increases across the group. Net premiums written increased by 10.1% in 2016, reflecting the same factors which affected gross premiums written and also included the impact of reduced reinsurance costs. Net premiums earned increased by 7.6% in 2016, consistent with the growth in net premiums written.

Interest and dividends increased from Cdn$54.0 ($42.3) in 2015 to Cdn$75.9 ($57.4) in 2016, principally due to increased holdings of higher yielding government bonds year-over-year, partially offset by a non-cash impairment charge in 2016 of Cdn$9.8 ($7.4) related to an associate (Resolute).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as FVTPL) increased from Cdn$16.8 ($13.2) in 2015 to Cdn$67.4 ($51.0) in 2016, primarily as a result of higher net premium collections and lower income taxes paid, partially offset by higher net paid claims.

Northbridge's average annual return on average equity over the past 31 years since inception in 1985 was 13.1% at December 31, 2016 (December 31, 2015 – 13.6%) (expressed in Canadian dollars).

    OdysseyRe(1)

	2016	2015
Underwriting profit	235.2	336.9

Loss & LAE – accident year	69.3%	64.4%
Commissions	20.8%	20.4%
Underwriting expenses	11.4%	10.5%

Combined ratio – accident year	101.5%	95.3%
Net favourable development	(12.8)%	(10.6)%

Combined ratio – calendar year	88.7%	84.7%

Gross premiums written	2,380.7	2,404.0

Net premiums written	2,100.2	2,095.0

Net premiums earned	2,074.1	2,204.1

Underwriting profit	235.2	336.9
Interest and dividends	171.0	221.8

Operating income	406.2	558.7

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. The acquisition of Euclid, which produces annual gross premiums written of approximately $15, ensures that Hudson Insurance has the opportunity to participate on future renewals of this business.

OdysseyRe reported an underwriting profit of $235.2 and a combined ratio of 88.7% in 2016 compared to an underwriting profit of $336.9 and a combined ratio of 84.7% in 2015. The decrease in underwriting profit in 2016 principally reflected higher current period catastrophe losses, lower net premiums earned, lower writings of higher margin property catastrophe business and continued rate pressure, partially offset by increased net favourable prior year reserve development. Extraordinary losses of $61.9 (3.0 combined ratio points) in 2016 decreased from $98.7 (4.5 combined ratio points) in 2015. The Tianjin port explosion in China in 2015 resulted in an incurred loss of $52.9 (2.4 combined ratio points).

Underwriting profit in 2016 included $191.9 (9.2 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impacts of Hurricane Matthew ($30.0 or 1.4 combined ratio points), flooding in Europe ($19.0 or 0.9 of a combined ratio point), the Fort McMurray wildfires ($14.1 or 0.7 of a combined ratio point) and other attritional losses. Underwriting profit in 2015 included $108.0 (4.9 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums). Underwriting profit in 2016 included $266.5 (12.8 combined ratio points) of net favourable prior year reserve development compared to $233.3 (10.6 combined ratio points) in 2015, principally related to casualty and property catastrophe loss reserves in both years. OdysseyRe's underwriting expense ratio increased from 10.5% in 2015 to 11.4% in 2016, principally due to the decrease in net premiums earned.

In 2015 OdysseyRe did not renew a significant property quota share reinsurance contract covering risks in Florida following the cedent's decision to retain all the risk associated with that contract. Consequently on June 1, 2015, OdysseyRe returned the remaining unearned premium associated with this contract to the cedent, which decreased each of gross premiums written and net premiums written by $17.8 in 2015. Net premiums earned associated with that contract during 2015 was $71.7 prior to cancellation. Excluding the impact of the cancellation of this contract, gross premiums written, net premiums written and net premiums earned decreased by 1.7%, 0.6% and 2.7% in 2016, principally reflecting decreases in the Latin America and London Market divisions. Net premiums written and net premiums earned in 2016 also reflected the impact of additional purchases of property catastrophe excess of loss reinsurance at favourable pricing, which is expected to significantly mitigate the impact of small to medium-sized catastrophe events on OdysseyRe's U.S. and international operations.

Interest and dividends decreased from $221.8 in 2015 to $171.0 in 2016 reflecting lower share of profit of associates and a non-cash impairment charge in 2016 of $3.2 related to an associate (Resolute), partially offset by lower total return swap expense. Share of profit of associates in 2015 reflected OdysseyRe's $37.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $111.8 in 2015 to $268.9 in 2016 reflecting decreased income taxes paid and increased investment income received.

    Crum & Forster

	2016	2015
Underwriting profit	32.4	35.4

Loss & LAE – accident year	64.2%	64.1%
Commissions	16.0%	14.8%
Underwriting expenses	18.5%	18.8%

Combined ratio – accident year	98.7%	97.7%
Net favourable development	(0.5)%	–%

Combined ratio – calendar year	98.2%	97.7%

Gross premiums written	2,055.0	1,896.1

Net premiums written	1,801.1	1,659.4

Net premiums earned	1,769.5	1,522.0

Underwriting profit	32.4	35.4
Interest and dividends	43.2	66.8

Operating income	75.6	102.2

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

In 2015 Crum & Forster completed the following acquisitions: Brownyard Programs, Ltd. ("Brownyard" – a specialist in writing and servicing security guard and security services business insurance, acquired on October 30, 2015); Travel Insured International, Inc. ("TII" – a leading travel insurance provider that specializes in offering travel insurance protection, acquired on October 8, 2015); and, The Redwoods Group, Inc. ("Redwoods" – a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps, acquired on April 10, 2015). These acquisitions, which complement Crum & Forster's existing footprint in each of these lines of business, produced gross premiums written of $15.9, $56.2 and $44.7 in 2016.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty (the "significant commutation"). The commutation reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0. The significant commutation had no initial effect on the income statement but funds withheld interest expense (a component of interest and dividends) will be reduced in future periods by approximately $20 annually.

Crum & Forster reported an underwriting profit of $32.4 and a combined ratio of 98.2% in 2016 compared to an underwriting profit of $35.4 and a combined ratio of 97.7% in 2015. The decrease in underwriting profit in 2016 principally reflected higher current period catastrophe losses, a deterioration in accident and health loss experience related to the current accident year and increased commission expense, partially offset by net favourable prior year reserve development in 2016 and an improvement in non-catastrophe loss experience related to the current accident year.

Underwriting profit in 2016 included $26.0 (1.5 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally related to the Texas hailstorms ($10.5 or 0.6 of a combined ratio point), Hurricane Matthew ($5.0 or 0.3 of a combined ratio point) and other attritional losses. The underwriting profit in 2015 included $12.0 (0.8 of a combined ratio point) of current period catastrophe losses principally related to severe winter weather and storms in the U.S. Underwriting profit in 2016 included $8.3 (0.5 of a combined ratio point) of net favourable prior year reserve development, principally related to net favourable emergence on workers' compensation and professional risk loss reserves, partially offset by an increase in construction defect loss reserves. There was no net prior year reserve development in 2015.

Crum & Forster's commission expense ratio increased from 14.8% in 2015 to 16.0% in 2016 primarily reflecting increased writings of accident and health insurance which incur higher commission rates and the impact of reductions in ceding commissions as a result of the increase in retentions that occurred in 2015. Crum & Forster's underwriting expense ratio decreased from 18.8% in 2015 to 18.5% in 2016 primarily reflecting increased net premiums earned.

Gross premiums written increased by 8.4% in 2016, principally reflecting growth in Crum & Forster's accident and health and commercial transportation lines of business and incremental contributions from Brownyard, TII and Redwoods as described earlier in this section, partially offset by decreases in the construction contracting line of business. Net premiums written increased by 8.5% in 2016, consistent with the growth in gross premiums written. Net premiums earned increased by 16.3% in 2016 reflecting the growth in net premiums written during 2015 and 2016.

Interest and dividends decreased from $66.8 in 2015 to $43.2 in 2016 reflecting lower share of profit of associates primarily due to a non-cash impairment charge in 2016 of $25.3 related to an associate (Resolute), partially offset by lower funds held interest expense related to the significant commutation (described earlier in this section). Share of profit of associates in 2015 reflected Crum & Forster's $12.2 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $218.0 in 2015 to $238.5 in 2016 primarily as a result of increased cash flow from underwriting.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,879.6 and its average annual return on average equity since acquisition has been 9.4% (December 31, 2015 – 10.1%).

    Zenith National(1)

	2016	2015
Underwriting profit	164.1	134.4

Loss & LAE – accident year	56.9%	58.6%
Commissions	10.1%	9.9%
Underwriting expenses	25.2%	25.7%

Combined ratio – accident year	92.2%	94.2%
Net favourable development	(12.5)%	(11.7)%

Combined ratio – calendar year	79.7%	82.5%

Gross premiums written	831.7	797.6

Net premiums written	819.4	785.4

Net premiums earned	807.3	766.4

Underwriting profit	164.1	134.4
Interest and dividends	30.8	48.9

Operating income	194.9	183.3

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $164.1 and a combined ratio of 79.7% in 2016 compared to an underwriting profit of $134.4 and a combined ratio of 82.5% in 2015. Net premiums earned in 2016 of $807.3 increased from $766.4 in 2015 primarily as a result of an increase in exposure, partially offset by modest earned price decreases.

The improvement in Zenith National's combined ratio in 2016 compared to 2015 principally reflected increased net favourable prior year reserve development and a decrease in the estimated accident year loss and LAE ratio. Net favourable prior year reserve development in 2016 of $101.0 reflected net favourable emergence principally related to accident years 2012 through 2015. The 1.7 combined ratio point decrease in the estimated accident year loss and LAE ratio in 2016 reflected favourable loss development trends for accident year 2015 emerging in 2016, partially offset by modest earned price decreases and estimated loss trends for accident year 2016. The decrease in the underwriting expense ratio from 25.7% in 2015 to 25.2% in 2016, primarily reflected increased net premiums earned.

Interest and dividends decreased from $48.9 in 2015 to $30.8 in 2016, principally reflecting lower share of profit of associates (primarily relating to Zenith National's $21.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in 2015).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $137.0 in 2015 to $141.2 in 2016, primarily as a result of increased net premiums collected and lower income taxes paid.

    Brit(1)

	2016	For the period June 5, 2015 to December 31, 2015
Underwriting profit	29.1	45.4

Loss & LAE – accident year	65.0%	60.5%
Commissions	20.9%	20.8%
Underwriting expenses	15.8%	15.8%

Combined ratio – accident year	101.7%	97.1%
Net favourable development	(3.8)%	(2.2)%

Combined ratio – calendar year	97.9%	94.9%

Gross premiums written	1,912.2	1,087.5

Net premiums written	1,480.2	946.4

Net premiums earned	1,399.3	892.5

Underwriting profit	29.1	45.4
Interest and dividends	58.8	29.5

Operating income	87.9	74.9

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and acquired the remaining 3.0% by July 8, 2015. On June 29, 2015 the company sold 29.9% of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario. OMERS has a dividend in priority to the company, and the company will have the ability to repurchase the shares owned by OMERS over time. On August 3, 2016 Brit paid cash consideration of $57.8 to purchase shares for cancellation from OMERS, which increased the company's ownership interest in Brit by 2.4%. Brit is a leading specialty insurer operating globally on the Lloyd's of London platform.

Brit reported an underwriting profit of $29.1 and a combined ratio of 97.9% in 2016. Net favourable prior year reserve development in 2016 of $53.5 (3.8 combined ratio points) primarily reflected better than expected emergence on casualty and property reinsurance lines of business. Underwriting profit in 2016 included $76.4 (5.5 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impacts of Hurricane Matthew ($26.1 or 1.9 combined ratio points), the Fort McMurray wildfires ($17.8 or 1.3 combined ratio points) and other attritional losses.

Net premiums written of $1,480.2 in 2016 were in line with expectations and impacted by a combination of factors, including underwriting discipline, rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty and casualty treaty lines of business), the unfavourable effect of foreign currency translation and the purchase of additional proportional reinsurance, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years. Brit seeks to balance its portfolio by actively defending its core business and modestly expanding in areas where profitable opportunities exist, while contracting in areas where underwriting margins are thinner.

Brit reported an underwriting profit of $45.4 and a combined ratio of 94.9% for the period June 5, 2015 to December 31, 2015. Net favourable prior year reserve development for the period June 5, 2015 to December 31, 2015 of $19.7 (2.2 combined ratio points) primarily reflected better than expected emergence on insurance lines of business (marine, specialty, energy and aviation) and reinsurance lines of business (property treaty and casualty treaty). Current period catastrophe losses were insignificant for the period June 5, 2015 to December 31, 2015. Net premiums written of $946.4 for the period June 5, 2015 to December 31, 2015, were in line with expectations and were impacted by a combination of factors, including rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty lines of business) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years.

    Fairfax Asia

	2016	2015
Underwriting profit	41.1	34.8

Loss & LAE – accident year	83.4%	83.5%
Commissions	(2.1)%	–%
Underwriting expenses	22.3%	18.2%

Combined ratio – accident year	103.6%	101.7%
Net favourable development	(17.2)%	(13.8)%

Combined ratio – calendar year	86.4%	87.9%

Gross premiums written	648.7	620.9

Net premiums written	303.1	275.9

Net premiums earned	302.5	287.0

Underwriting profit	41.1	34.8
Interest and dividends	74.8	41.0

Operating income	115.9	75.8

Fairfax Asia comprises the company's Asian holdings and operations: 97.7%-owned Singapore-based First Capital Insurance Limited ("First Capital"), Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Fairfax Insurance Indonesia ("Fairfax Indonesia"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG"), 78.0%-owned Sri Lanka-based Union Assurance General Limited ("Union Assurance") and its wholly-owned subsidiary Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 34.6%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"). The remaining interest in ICICI Lombard is held by ICICI Bank Limited ("ICICI Bank"), India's second largest commercial bank. Thai Re, BIC Insurance, Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia with gross written premiums of approximately $70 during 2016.

On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016.

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross premiums written of approximately $1.2 billion for its fiscal year ended March 31, 2016.

On September 18, 2015 Fairfax Asia acquired a 35.0% ownership interest in BIC Insurance for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC Insurance is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network.

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of annual gross premiums written in its general insurance business.

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

Fairfax Asia reported an underwriting profit of $41.1 and a combined ratio of 86.4% in 2016, compared to an underwriting profit of $34.8 and a combined ratio of 87.9% in 2015. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2016	2015
First Capital	64.9%	69.3%
Falcon	97.6%	98.6%
Pacific Insurance	95.6% (1)	96.0% (2)
AMAG (inclusive of Fairfax Indonesia)	128.0%	114.7%
Union Assurance (inclusive of Fairfirst Insurance)	105.2%	107.8%
(1)
Excludes the impact of an intercompany loss portfolio transfer in 2016 of commercial automobile loss reserves ($15.8) and the related premiums ceded to reinsurers ($15.8) (the "2016 LPT"). Underwriting profit remained unchanged.

(2)
Excludes the impact of an intercompany loss portfolio transfer in 2015 of commercial automobile loss reserves ($9.2) and the related premiums ceded to reinsurers ($9.2) (the "2015 LPT"). Underwriting profit remained unchanged.

Fairfax Asia's underwriting profit in 2016 included $52.1 (17.2 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, engineering and marine hull loss reserves. Fairfax Asia's underwriting profit in 2015 included $39.5 (13.8 combined ratio points) of net favourable prior year reserve development, primarily related to property, workers' compensation and commercial automobile loss reserves.

Fairfax Asia's commission income ratio increased to 2.1% in 2016, primarily as a result of increased profit commission on reinsurance ceded by First Capital related to its property and marine hull lines of business. Fairfax Asia's underwriting expense ratio increased from 18.2% in 2015 to 22.3% in 2016, primarily due to integration and acquisition related expenses incurred with respect to AMAG and Fairfirst Insurance and higher compensation related expenses.

The consolidation of Fairfirst Insurance, AMAG and MCIS and the 2016 LPT and 2015 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2016			2015
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	648.7	303.1	302.5	620.9	275.9	287.0
Fairfirst Insurance	(4.1)	(3.9)	(3.8)	–	–	–
AMAG	(11.8)	(9.1)	(10.7)	–	–	–
MCIS	(25.4)	(12.0)	(12.1)	(21.5)	(11.4)	(19.0)
Pacific Insurance – 2016 LPT and 2015 LPT	–	15.8	15.8	–	9.2	9.2

Fairfax Asia – as adjusted	607.4	293.9	291.7	599.4	273.7	277.2

Percentage change (year-over-year)	1.3%	7.4%	5.2%

Gross premiums written increased by 1.3% in 2016, principally reflecting increased writings at Pacific Insurance (primarily in commercial automobile and property lines of business). Net premiums written increased by 7.4% in 2016 reflecting the same factors which affected gross premiums written and also included the impact of increased premium retention (primarily at First Capital). Net premiums earned increased by 5.2% in 2016, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends increased from $41.0 in 2015 to $74.8 in 2016 primarily as a result of increased share of profit of associates (ICICI Lombard).

As at December 31, 2016 the company had invested a total of $346.8 to acquire and maintain its 34.6% interest in ICICI Lombard and carried this investment at $371.1 under the equity method of accounting (fair value of $878.0 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2016). The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet as set out in the Balance Sheets by Reporting Segment section of this MD&A.

During its fiscal year ended March 31, 2016, ICICI Lombard's gross written premiums increased in Indian rupees by 20.2% over the prior year, with a combined ratio of 106.2% compared to 104.5% in the prior year. The increase in the combined ratio was primarily a result of losses related to floods in Chennai and in its crop insurance line of business. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2016 as a result of both new private insurers entering the market and existing insurers continuing to increase their market share. With an 8.4% market share, 7,954 employees and 257 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

    Insurance and Reinsurance – Other

	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter- company	Total
Underwriting profit (loss)	35.4	0.5	0.5	0.5	(9.2)	–	27.7

Loss & LAE – accident year	66.0%	70.7%	61.7%	61.4%	47.9%	–	66.4%
Commissions	30.9%	22.3%	15.9%	12.6%	29.5%	–	23.3%
Underwriting expenses	5.2%	19.3%	12.7%	32.6%	93.3%	–	17.8%

Combined ratio – accident year	102.1%	112.3%	90.3%	106.6%	170.7%	–	107.5%
Net adverse (favourable) development	(28.5)%	(12.6)%	8.8%	(7.7)%	(4.3)%	–	(13.8)%

Combined ratio – calendar year	73.6%	99.7%	99.1%	98.9%	166.4%	–	93.7%

Gross premiums written	156.9	257.8	66.8	144.8	23.6	(6.6)	643.3

Net premiums written	140.6	177.0	60.6	58.3	21.9	–	458.4

Net premiums earned	133.8	185.1	58.8	45.6	13.9	–	437.2

Underwriting profit (loss)	35.4	0.5	0.5	0.5	(9.2)	–	27.7
Interest and dividends	9.5	10.5	1.5	5.5	0.3	–	27.3

Operating income (loss)	44.9	11.0	2.0	6.0	(8.9)	–	55.0

	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter- company	Total
Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	–	46.2

Loss & LAE – accident year	63.9%	69.0%	71.0%	66.6%	–	–	67.2%
Commissions	27.8%	21.9%	14.1%	12.0%	–	–	21.8%
Underwriting expenses	4.7%	24.0%	15.8%	30.8%	–	–	16.0%

Combined ratio – accident year	96.4%	114.9%	100.9%	109.4%	–	–	105.0%
Net adverse (favourable) development	(25.7)%	(15.4)%	(2.9)%	2.1%	–	–	(15.4)%

Combined ratio – calendar year	70.7%	99.5%	98.0%	111.5%	–	–	89.6%

Gross premiums written	174.3	240.5	113.8	123.3	–	(17.2)	634.7

Net premiums written	166.7	174.8	100.1	48.2	–	–	489.8

Net premiums earned	164.3	159.4	79.8	39.2	–	–	442.7

Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	–	46.2
Interest and dividends	13.5	8.2	1.9	3.1	–	–	26.7

Operating income (loss)	61.7	9.1	3.5	(1.4)	–	–	72.9

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently renamed Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016.

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. Colonnade in the table above also includes the results of QBE's non-life operations in Ukraine (now known as "Colonnade Ukraine") which were acquired by the company during the fourth quarter of 2015.

Prior to the formal closing of the transaction to acquire the QBE insurance operations, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written and net premiums earned by $22.9, $19.7 and $21.6 in 2016 (increased Polish Re's gross premiums written, net premiums written and net premiums earned by $77.6, $72.5 and $52.6 in 2015).

The Insurance and Reinsurance – Other segment produced an underwriting profit of $27.7 and a combined ratio of 93.7% in 2016 compared to an underwriting profit of $46.2 and a combined ratio of 89.6% in 2015. The decrease in underwriting profit in 2016 principally reflected increased current period catastrophe losses and lower net favourable prior year reserve development, partially offset by an improvement in the non-catastrophe loss experience related to the current accident year.

The underwriting results in 2016 included net favourable prior year reserve development of $60.4 (13.8 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves including net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge), Advent (property and casualty reinsurance loss reserves) and Fairfax Brasil. The underwriting results in 2015 included net favourable prior year reserve development of $68.3 (15.4 combined ratio points), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (insurance loss reserves (terrorism and energy) and property and casualty reinsurance loss reserves).

The underwriting results in 2016 included $29.7 (6.8 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impacts of Hurricane Matthew ($5.7 or 1.3 combined ratio points), the Fort McMurray wildfires ($7.3 or 1.7 combined ratio points) and other attritional losses. The underwriting results in 2015 included $4.4 (1.0 combined ratio point) of current period catastrophe losses, principally comprised of an aggregation of smaller catastrophe losses at Advent.

The expense ratio increased from 16.0% in 2015 to 17.8% in 2016, principally reflecting higher operating expenses at Fairfax Brasil and the impact of the start-up of Colonnade, partially offset by lower operating expenses at Advent. The commission expense ratio increased from 21.8% in 2015 to 23.3% in 2016, primarily reflecting higher commission expense at Group Re and the impact of the start-up of Colonnade.

Gross premiums written increased by 1.4% in 2016, primarily reflecting increases at Fairfax Brasil (primarily growth in the infrastructure line of business and the favourable effect of foreign currency translation) and Advent (primarily increases in the accident and health line of business), partially offset by the non-recurring impact of the QBE loss portfolio transfer in 2015 and decreases at Group Re (primarily related to the non-renewal in 2016 of an intercompany property quota share agreement with Brit). Net premiums written decreased by 6.4% in 2016 reflecting the same factors which affected gross premiums written tempered by a decrease in risk retention at Advent and Group Re. Net premiums earned decreased by 1.2% in 2016 principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends increased from $26.7 in 2015 to $27.3 in 2016 principally due to higher interest and dividend income at Group Re, Advent and Fairfax Brasil primarily due to holdings of higher yielding bonds, partially offset by a non-cash impairment charge in 2016 of $4.4 related to an associate (Resolute).

    Runoff

The Runoff business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company and its subsidiary, and the European Runoff group, consisting of RiverStone (UK), Syndicate 3500 and RiverStone Insurance. The Runoff reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone Runoff management operation which has 408 employees in the U.S. and the U.K.

On December 31, 2016 U.S. Runoff agreed to reinsure a portfolio of casualty exposures associated with habitational risks (commercial residential properties such as apartment buildings, and condominiums) relating to accident years 2011 through 2016 from a U.S.-based insurer (the "habitational casualty reinsurance transaction"). The U.S. Runoff results reflect premium of $110.7 as consideration for the assumption of $90.2 of net loss reserves and net provision for unearned premiums of $19.9.

On April 1, 2016 U.S. Runoff agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the "second quarter 2016 construction defect reinsurance transaction"). U.S. Runoff received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves and paid a commission of $1.0 to a third party for facilitating the transaction.

On October 30, 2015 U.S. Runoff agreed to reinsure a portfolio of legacy asbestos, pollution and other hazards ("APH") exposures relating to accident years 1986 and prior (the "fourth quarter 2015 APH reinsurance transaction"). U.S. Runoff received a cash premium of $86.5 as consideration for the assumption of $83.4 of net loss reserves.

On July 13, 2015 U.S. Runoff agreed to reinsure a portfolio of Everest comprised of APH exposures relating to accident years 1985 and prior (the "Everest APH reinsurance transaction"). U.S. Runoff received a cash premium of $140.3 as consideration for the assumption of $140.3 of net loss reserves.

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter 2015 APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the first quarter of 2017 by way of a Part VII transfer pursuant to the U.K. Financial Services and Markets Act 2000 at which time the consideration receivable will be fully collected.

On February 18, 2015 U.S. Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA Canada reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of U.S. Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of gross loss reserves. Subsequently, Northbridge fully retroceded those amounts to U.S. Runoff and received a commission of $1.4 for facilitating the transaction.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2016 and 2015.

	2016	2015
Gross premiums written	183.9	381.2

Net premiums written	183.4	381.6

Net premiums earned	163.5	381.6
Losses on claims	(236.2)	(419.2)
Operating expenses	(112.4)	(134.5)
Interest and dividends	35.7	98.0

Operating loss	(149.4)	(74.1)

Runoff reported an operating loss of $149.4 in 2016 compared to an operating loss of $74.1 in 2015. Net premiums earned of $163.5 and losses on claims of $236.2 in 2016 principally reflected the impact of the habitational casualty reinsurance transaction and the second quarter 2016 construction defect reinsurance transaction. Losses on claims in 2016 also reflected net adverse prior year reserve development of $96.6 at U.S. Runoff, partially offset by net favourable prior year reserve development of $17.1 at European Runoff. Net adverse prior year reserve development of $96.6 at U.S. Runoff was principally comprised of $149.1 related to APH exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater Insurance (including $50.0 related to a single assumed excess of loss contract with exposures to APH that was triggered and a loss of $18.8 incurred in connection with the commutation of certain assumed long tail APH liabilities) and $30.2 of non-APH loss reserve strengthening, partially offset by $89.5 of net favourable prior year reserve development at TIG Insurance principally related to workers' compensation loss reserves. Net favourable prior year reserve development at European Runoff was across various lines of business.

Net premiums earned of $381.6 and losses on claims of $419.2 in 2015 principally reflected the impacts of the fourth quarter 2015 APH reinsurance transaction, the Everest APH reinsurance transaction, the first quarter 2015 APH reinsurance transaction and the AXA Canada reinsurance transaction. Net premiums earned in 2015 also included premium adjustments at RiverStone Insurance ($8.2). Losses on claims in 2015 also reflected net adverse prior year reserve development of $126.6 at U.S. Runoff, partially offset by net favourable prior year reserve development of $73.5 at European Runoff. Net adverse prior year reserve development of $126.6 at U.S. Runoff was principally comprised of $87.7 related to APH exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater Insurance, and $36.1 at American Safety related to strengthening of environmental remediation, contractor and other long tail casualty loss reserves. Net favourable prior year reserve development at European Runoff was across various lines of business.

Operating expenses decreased from $134.5 in 2015 to $112.4 in 2016 principally reflecting a change in the manner of determining unallocated loss adjustment expense ("ULAE") (a greater proportion of operating expenses are now allocated to ULAE, a component of losses on claims, to better reflect the economics of the claims settlement process) and lower compensation expense.

Interest and dividends decreased from $98.0 in 2015 to $35.7 in 2016 reflecting lower share of profit of associates, a non-cash impairment charge in 2016 of $23.6 related to an associate (Resolute) and lower interest income earned on municipal bond investments. Share of profit of associates in 2015 reflected Runoff's $6.8 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties.

During 2016 Runoff received net capital contributions from Fairfax of $236.2 comprised of marketable securities and an investment in Gulf Insurance ($209.1).

Runoff's cash flows may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	978.3	154.6	786.4	142.3	2,061.6
Expenses	(897.0)	(151.5)	(769.5)	(140.4)	(1,958.4)
Interest and dividends	7.2	23.1	–	–	30.3

Operating income	88.5	26.2	16.9	1.9	133.5
Net gains (losses) on investments	8.8	20.4	1.5	(0.6)	30.1

Pre-tax income before interest expense	97.3	46.6	18.4	1.3	163.6

	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	782.7	9.7	635.6	355.5	1,783.5
Expenses	(731.2)	(13.3)	(618.3)	(340.3)	(1,703.1)
Interest and dividends	7.5	38.2	–	1.7	47.4

Operating income	59.0	34.6	17.3	16.9	127.8
Net gains on investments	3.4	2.0	1.1	–	6.5

Pre-tax income before interest expense	62.4	36.6	18.4	16.9	134.3

(1)
Comprised primarily of Cara (acquired April 10, 2015 and its subsidiaries St. Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India (since its initial public offering on January 30, 2015) and its subsidiaries NCML (acquired August 19, 2015) and Privi Organics (acquired August 26, 2016). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Pethealth, Boat Rocker (acquired on July 17, 2015) and Ridley (sold on June 18, 2015).

Subsequent to December 31, 2016

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $494.2 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the offerings.

Year ended December 31, 2016

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

On September 2, 2016 Cara acquired a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $414.9 (Cdn$540.2), comprised of cash consideration of $373.5 (Cdn$486.3) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a Canadian full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.

On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. It is expected that Privi Organics will be merged with Fairchem Specialty Limited (described below) in the first quarter of 2017, subject to customary closing conditions. After the merger is effective, Fairfax India will own approximately 49% of the merged business. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited (subsequently renamed Fairchem Specialty Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Fairchem is reported under the equity method of accounting.

The year-over-year increases in the revenues and expenses of Restaurants and retail in 2016 primarily reflected the consolidation of Cara from April 10, 2015 and its subsidiaries St. Hubert from September 2, 2016 and Original Joe's from November 28, 2016. The year-over-year increases in the revenues and expenses of Fairfax India in 2016 primarily reflected the consolidation of NCML from August 19, 2015 and Privi Organics from August 26, 2016. The year-over-year increases in the revenues and expenses of Thomas Cook India in 2016 primarily reflected the consolidation of Kuoni Hong Kong from November 9, 2015 and Kuoni India from December 16, 2015, and increased revenue and expenses at Quess driven by the growth in business. The year-over-year decreases in the revenues and expenses of Other in 2016 reflected the sale of Ridley on June 18, 2015, partially offset by the consolidation of Boat Rocker from July 17, 2015.

Year ended December 31, 2015

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired 100% interests in Kuoni Travel (China) Limited ("Kuoni Hong Kong") and Kuoni Travel (India) Pvt. Ltd. ("Kuoni India") for consideration of $32.3 (250.0 million Hong Kong dollars) and $47.9 (3.2 billion Indian rupees) respectively. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel.

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further

14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). NCML is a leading private-sector agricultural commodities storage company in India.

On July 17, 2015 the company acquired a 55.0% interest in Temple Street Productions Incorporated (subsequently renamed Boat Rocker Media Inc. ("Boat Rocker")) for consideration of $29.3 (Cdn $38.0). Boat Rocker is a Canadian company engaged in the development, production, marketing and distribution of television programming.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited ("Cara") through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries.

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased from $219.0 in 2015 to $242.8 in 2016, reflecting the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023, the issuance on March 3, 2015 of Cdn$350.0 principal amount of 4.95% unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Fairfax India, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the following repayments upon maturity: $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes on May 1, 2015 and $82.4 principal amount of Fairfax unsecured senior notes on October 1, 2015.

Consolidated interest expense in 2016 of $242.8 (2015 – $219.0) was primarily attributable to interest expense at the holding company of $188.4 (2015 – $178.8). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	2016	2015
Fairfax corporate overhead	106.4	112.1
Subsidiary holding companies' corporate overhead	15.5	35.6
Subsidiary holding companies' non-cash intangible asset amortization(1)	59.4	47.5
Holding company interest and dividends	38.7	11.5
Investment management and administration fees	(88.8)	(74.2)

	131.2	132.5

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead decreased from $112.1 in 2015 to $106.4 in 2016, primarily as a result of lower expenses incurred in connection with business acquisitions (AIG Latin America of $7.7 in 2016 compared to Brit of $25.2 in 2015), partially offset by increased charitable donations.

Subsidiary holding companies' corporate overhead decreased from $35.6 in 2015 to $15.5 in 2016, principally reflecting expenses incurred in connection with the acquisition of Brit ($10.6) in 2015. Subsidiary holding companies' non-cash intangible asset amortization increased from $47.5 in 2015 to $59.4 in 2016 principally reflecting a goodwill impairment charge of $6.8 recorded by OdysseyRe, the impact of the consolidation of Brit for the full year of 2016 and higher amortization at Crum due to various acquisitions in 2015.

Holding company interest and dividends included total return swap expense ($27.9 in 2016 and $28.7 in 2015) and share of loss of associates of $27.2 in 2016 compared to share of profit of associates of $6.4 in 2015. The share of loss of associates of $27.2 in 2016 included a non-cash impairment charge of $34.8 related to an associate (Resolute). Prior to giving effect to the impacts of total return swap expense and share of profit and loss of associates, interest and dividend income on holding company cash and investments increased from $10.8 in 2015 to $16.4 in 2016.

Investment management and administration fees increased from $74.2 in 2015 to $88.8 in 2016, principally due to incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The $159.6 recovery of income taxes in 2016 differed from the recovery of income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate, partially offset by deferred taxes not recorded in Canada.

The $17.5 recovery of income taxes in 2015 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and the recognition in 2015 of a significant portion of Cara's deferred tax assets, partially offset by income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate.

For further details of the recovery of income taxes in 2016 and 2015, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2016.

    Non-controlling Interests

Non-controlling interests principally relate to Fairfax India, Brit, Cara and Thomas Cook India. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2016.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2016 were primarily impacted by the acquisitions of Bryte Insurance, AMAG, St. Hubert and Original Joe's (at Cara) and Privi Organics (at Fairfax India). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016 for additional details related to these transactions.

Holding company cash and investments increased to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016 from $1,276.5 at December 31, 2015 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2016 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $371.0 to $2,917.5 at December 31, 2016 from $2,546.5 at December 31, 2015 primarily reflecting the impact of the acquisitions of Bryte Insurance and AMAG, the timing of the settlements of outstanding balances and an increase in business volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,293.4 at December 31, 2016 ($27,101.3 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2015 of $27,832.5 ($27,740.2 net of subsidiary short sale and derivative obligations). The decrease of $638.9 generally reflected net losses on derivatives, net unrealized depreciation of common stocks and dividends paid by the operating companies to Fairfax, partially offset by net unrealized appreciation of bonds and the consolidation of the investment portfolios of Bryte Insurance and AMAG, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,472.5, primarily reflecting cash received from net sales of U.S. government and U.S. state and municipal bonds, partially offset by net cash paid in connection with long and short equity and equity index total return swap derivative contracts, the acquisitions of investments in associates, and dividends paid by the operating companies to Fairfax.

Bonds (including bonds pledged for short sale derivative obligations) decreased by $3,122.8 primarily reflecting net sales of U.S. government and U.S. state and municipal bonds, partially offset by the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds and net unrealized appreciation of the bond portfolio.

Common stocks decreased by $1,221.4 primarily reflecting the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds, the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the euro and the Egyptian pound), net unrealized depreciation, partially offset by the consolidation of the common stock portfolio of Bryte Insurance.

Investments in associates increased by $700.6 primarily reflecting the purchase of an additional 9% ownership interest in ICICI Lombard on March 31, 2016, the additional investment in common shares of APR Energy plc on January 5, 2016, the reclassification of Fairfax's pre-existing ownership interest in APR Energy from common stocks to investments in associates subsequent to acquiring significant influence, the acquisition of a 44.9% ownership interest in Fairchem Speciality Limited ("Fairchem", formerly known as Adi Finechem Limited) on February 8, 2016, the acquisition of a 40% indirect interest in Eurolife on August 4, 2016 and the acquisition of a 38.2% equity interest in Performance Sports on December 7, 2016, partially offset by a non-cash impairment charge of $100.4 related to Resolute.

Derivatives and other invested assets net of short sale and derivative obligations decreased by $420.8 primarily due to net unrealized losses on CPI-linked derivatives and increased payables to counterparties to the company's short equity and equity index total return swaps and U.S. treasury bond forward contracts (excluding the impact of collateral requirements).

Recoverable from reinsurers increased by $119.4 to $4,010.3 at December 31, 2016 from $3,890.9 at December 31, 2015 primarily reflecting an increase in reinsurers' share of unearned premium at Brit, an increase in business volumes and lower risk retention at Pacific Insurance, Storm Roanu losses recoverable from reinsurers at Union Assurance and the impact of the acquisitions of Bryte Insurance and AMAG, partially offset by Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity, partially offset by adverse development on asbestos loss reserves ceded to reinsurers) and favourable prior year reserve development ceded to reinsurers by the company's insurance and reinsurance operations.

Deferred income taxes increased by $268.7 to $732.6 at December 31, 2016 from $463.9 at December 31, 2015 primarily due to unrealized investment losses incurred in the U.S. and at Northbridge, and increased tax credits in the U.S., partially offset by deferred tax liabilities related to intangible assets arising from Cara's acquisitions of St-Hubert and Original Joe's, and the continuing utilization of U.S. operating losses.

Goodwill and intangible assets increased by $632.6 to $3,847.5 at December 31, 2016 from $3,214.9 at December 31, 2015 primarily as a result of the acquisitions of St-Hubert ($318.4) and Original Joe's ($70.5) by Cara, AMAG ($137.6), Privi Organics ($48.5) by Fairfax India and Bryte Insurance ($16.9). The aforementioned acquisitions, and the allocation of goodwill of $1,633.7 and intangible assets of $2,213.8 at December 31, 2016 (December 31, 2015 – $1,428.2 and $1,786.7) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2016. It was concluded that no impairments had occurred other than a non-cash goodwill impairment charge of $6.8 recognized by OdysseyRe.

Other assets increased by $747.3 to $2,518.4 at December 31, 2016 from $1,771.1 at December 31, 2015 primarily as a result of increases in premises and equipment, inventory and receivables of the Other reporting segment.

Provision for losses and loss adjustment expenses decreased by $334.6 to $19,481.8 at December 31, 2016 from $19,816.4 at December 31, 2015 primarily as a result of Runoff's continued progress settling its claim liabilities and prior year reserve releases (principally at OdysseyRe, Northbridge, Zenith, Brit, Fairfax Asia, Group Re and Advent); partially offset by the acquisitions of Bryte Insurance and transactions at Runoff and Fairfax Asia, respectively; the strengthening of asbestos reserves at Runoff; an increase at Crum & Forster primarily due to recent acquisitions and organic growth in business and an increase at Brit due to timing of the inceptions and earning of premiums.

Non-controlling interests increased by $268.5 to $2,000.0 at December 31, 2016 from $1,731.5 at December 31, 2015 principally as a result of the issuance of common stock by Cara to finance the acquisition of St-Hubert, net earnings attributable to non-controlling interests and the acquisitions of Privi Organics and AMAG, partially offset by dividends paid to non-controlling interests. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2016.

Comparison of 2015 to 2014 – Total assets of $36,131.2 at December 31, 2014 increased to $41,529.0 at December 31, 2015 primarily due to the consolidation of Brit, Cara and NCML, partially offset by the de-consolidation of Ridley pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	251.3	1,199.2	147.9	10.1	378.4	239.0	283.4	2,509.3	120.9	–	2,630.2
Casualty	1,570.6	3,312.5	3,140.5	1,193.7	2,280.0	274.8	346.8	12,118.9	2,668.8	–	14,787.7
Specialty	47.4	328.3	210.8	8.7	703.5	284.6	181.3	1,764.6	299.3	–	2,063.9

	1,869.3	4,840.0	3,499.2	1,212.5	3,361.9	798.4	811.5	16,392.8	3,089.0	–	19,481.8
Intercompany	5.7	56.9	63.1	–	44.8	1.6	207.6	379.7	701.1	(1,080.8)	–

Provision for losses and LAE	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	800.0	1,019.1	16,772.5	3,790.1	(1,080.8)	19,481.8

2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	195.5	1,218.2	138.1	9.3	386.8	182.6	271.0	2,401.5	145.9	–	2,547.4
Casualty	1,608.1	3,425.6	3,063.4	1,234.8	2,198.9	267.6	284.6	12,083.0	3,151.1	–	15,234.1
Specialty	42.3	305.3	167.2	8.3	692.4	304.9	188.5	1,708.9	326.0	–	2,034.9

	1,845.9	4,949.1	3,368.7	1,252.4	3,278.1	755.1	744.1	16,193.4	3,623.0	–	19,816.4
Intercompany	6.3	61.3	59.8	–	46.0	1.9	217.9	393.2	685.5	(1,078.7)	–

Provision for losses and LAE	1,852.2	5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	(1,078.7)	19,816.4

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

In the ordinary course of carrying on business, the company's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $5.5 billion of cash and investments pledged by the company's subsidiaries at December 31, 2016, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2016, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims.

In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31, 2016 and 2015 were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2016(1)	2015(2)
Insurance and Reinsurance
Northbridge	112.8	93.9
OdysseyRe	266.5	233.3
Crum & Forster	8.3	–
Zenith National	101.0	89.6
Brit	53.5	–
Fairfax Asia	50.7	35.5
Other	60.4	68.3

Operating companies	653.2	520.6
Runoff	(79.5)	(53.1)

	573.7	467.5

(1)
Excludes net favourable development at Fairfax Asia relating to the acquisition of Fairfirst Insurance ($1.4) in 2016.

(2)
Excludes net favourable development at Brit ($19.7) and Fairfax Asia relating to the acquisitions of MCIS and Union Assurance ($4.0) which were acquired in 2015.

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2016	2015	2014	2013	2012
Provision for claims at January 1 – net	16,596.3	14,378.2	14,981.6	15,075.8	13,711.2
Foreign exchange effect of change in provision for claims	(103.7)	(559.3)	(496.2)	(128.0)	101.0
Provision for claims occurring:
In the current year	5,286.9	4,307.0	4,166.2	4,151.2	4,385.6
In the prior years	(573.7)	(467.5)	(374.4)	(476.0)	(136.1)
Paid on claims during the year related to:
The current year	(1,304.5)	(1,055.3)	(1,076.7)	(1,050.8)	(946.5)
The prior years	(3,695.2)	(2,688.4)	(2,822.7)	(3,068.7)	(2,964.4)
Provision for claims of companies acquired during the year at December 31	83.3	2,681.6	0.4	478.1	925.0

Provision for claims at December 31 before the undernoted	16,289.4	16,596.3	14,378.2	14,981.6	15,075.8
CTR Life(1)	12.8	14.2	15.2	17.9	20.6

Provision for claims at December 31 – net	16,302.2	16,610.5	14,393.4	14,999.5	15,096.4
Reinsurers' share of provision for claims at December 31	3,179.6	3,205.9	3,355.7	4,213.3	4,552.4

Provision for claims at December 31 – gross	19,481.8	19,816.4	17,749.1	19,212.8	19,648.8

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2016 of the strengthening of the U.S. dollar relative to the British pound sterling and the Euro (principally at Brit, OdysseyRe and Runoff). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2016 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, OdysseyRe, U.S. Insurance (comprised of Crum & Forster and Zenith National), Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Advent, Polish Re and Fairfax Brasil), and Runoff's reconciliation of provision for claims.

    Asbestos, Pollution and Other Hazards

  General Discussion

The company's exposure to asbestos claims, environmental pollution and other types of mass tort or health hazard claims (collectively "APH exposures") are described in more detail in the following paragraphs.

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify asbestos exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent legal doctrines that continue to emerge. Substantially all of the company's exposure to asbestos losses are now under the management of Runoff.

The company also faces exposure to other types of mass tort or health hazard claims including claims related to environmental pollution and exposure to potentially harmful products or substances such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") contamination of underground drinking water supplies was a significant potential health hazard, and while the company has resolved most of its potential MBTE exposures, some exposure lingers. Although still a risk due to occasional unfavourable court decisions, lead pigment has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company is monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. The company is also monitoring an emerging body of claims by women who claim exposure to talc as an ingredient of consumer products such as powders and cosmetics resulted in ovarian cancer. A limited number of large talc verdicts in the past year has resulted in dozens of similar lawsuits. As a result of its historical underwriting profile and focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Establishing claim and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability and disputes concerning medical causation with respect to certain diseases.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims, with cases alleging less serious injury continuing to be brought in a small number of jurisdictions. With unimpaired and non-malignant claims brought much less frequently, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits for the first time. Furthermore, there continues to be an increase in the settlement value of asbestos cases involving malignancies. Defense costs have also increased because the malignancy cases often are more heavily litigated than the non-malignancy cases. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. However, there have been a number of unfavourable appellate decisions relating to asbestos liabilities in key jurisdictions such as California, New York, and Pennsylvania during the past year as courts continue to expand theories of liability and in some instances undermine prior reforms. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, the company has strengthened asbestos reserves by $219.9 or 15.9% in 2016.

In November 2016 A.M. Best Company issued its Asbestos Review, where it estimated net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, an increase of more than $15 billion from its previous review, citing "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The asbestos claims experience in the Runoff portfolio has been consistent with the observations of A.M. Best.

Following is an analysis of the company's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2016 and 2015, and the movement in gross and net reserves for those years:

	2016		2015
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,381.0	1,043.8	1,224.3	896.7
Asbestos losses and ALAE incurred during the year	219.9	218.7	159.2	87.2
Asbestos losses and ALAE paid during the year	(253.2)	(197.0)	(200.5)	(130.6)
Provisions for asbestos losses and ALAE for acquisitions at December 31	–	–	198.0	190.5

Provision for asbestos claims and ALAE at December 31	1,347.7	1,065.5	1,381.0	1,043.8

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are reviewed annually by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation of exposure the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

  Summary

Management believes that the asbestos reserves reported at December 31, 2016 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are continually monitored by management and reviewed by independent actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company`s ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $4,010.3 on the consolidated balance sheet at December 31, 2016 consisted of future recoverables from reinsurers on unpaid claims ($3,210.0), reinsurance receivable on paid losses ($432.2) and the unearned portion of premiums ceded to reinsurers ($539.8), net of provision for uncollectible balances ($171.7). Recoverables from reinsurers on unpaid claims decreased by $49.8 to $3,210.0 at December 31, 2016 from $3,259.8 at December 31, 2015 primarily due to Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity), partially offset by the acquisitions of Bryte Insurance and AMAG (refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016).

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2016, which represented 72.2% (December 31, 2015 – 70.8%) of total recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	488.9	413.7
Lloyd's	Lloyd's	A	331.1	299.4
Swiss Re	Swiss Reinsurance America Corporation	A+	254.6	223.9
Berkshire Hathaway	General Re Life Corporation	A++	237.2	207.9
Everest	Everest Reinsurance (Bermuda), Ltd	A+	159.4	133.7
HDI	Hannover Rück SE	A+	142.0	128.0
Markel	Markel CATCo Reinsurance Ltd	A	132.7	72.7
Alleghany	Transatlantic Reinsurance Company	A+	120.3	116.1
Chubb	Chubb Tempest Reinsurance Ltd	A++	117.8	74.8
Zurich	Zurich Insurance Company Ltd	A+	101.4	28.3
SCOR	SCOR Canada Reinsurance Company	A	97.1	91.4
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	84.0	56.2
India Govt	General Insurance Corporation of India	A-	74.5	48.3
QBE	QBE Reinsurance Corporation	A	72.0	67.6
Nationwide	Nationwide Mutual Insurance Company	A+	69.1	69.0
Aspen	Aspen Insurance UK Ltd	A	64.8	62.8
Renaissance	Renaissance Reinsurance US Inc	A	61.8	51.7
Enstar	Arden Reinsurance Company Ltd	NR	58.9	16.3
AIG	Lexington Insurance Company	A	58.6	41.0
ARAG Holding	ARAG Allgemeine Versicherungs-AG	NR	56.1	52.0
EXOR	Partner Reinsurance Company of the U.S.	A	54.7	50.8
WR Berkley	Berkley Insurance Company	A+	49.8	45.5
Liberty Mutual	Liberty Mutual Insurance Company	A	46.3	44.6
XL	XL Reinsurance America Inc	A	45.0	35.3
IRB	IRB – Brasil Resseguros S.A.	A-	42.9	27.3

Top 25 reinsurance groups			3,021.0	2,458.3
Other reinsurers			1,161.0	836.5

Total recoverable from reinsurers			4,182.0	3,294.8
Provision for uncollectible reinsurance			(171.7)	(171.7)

Recoverable from reinsurers			4,010.3	3,123.1

(1)
Financial strength rating of principal reinsurer (or, if principal reinsurer is not rated, of the group).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents the classification of the $4,010.3 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2016, shown separately for the insurance and reinsurance operations and for the runoff operations. At December 31, 2016 approximately 19.3% (December 31, 2015 – 22.6%) of the consolidated recoverable from reinsurers related to runoff operations. Pools and associations, shown separately, generally consist of government or similar insurance funds carrying limited credit risk.

	Insurance and reinsurance			Runoff			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	294.9	79.6	215.3	95.1	2.4	92.7	390.0	82.0	308.0
A+	1,246.5	217.5	1,029.0	304.5	35.3	269.2	1,551.0	252.8	1,298.2
A	971.4	124.3	847.1	159.4	22.4	137.0	1,130.8	146.7	984.1
A-	292.0	79.9	212.1	7.7	4.0	3.7	299.7	83.9	215.8
B++	19.3	4.6	14.7	2.7	1.2	1.5	22.0	5.8	16.2
B+	1.1	0.9	0.2	0.9	0.3	0.6	2.0	1.2	0.8
B or lower	8.9	8.7	0.2	3.0	0.1	2.9	11.9	8.8	3.1
Not rated	373.8	159.0	214.8	329.5	91.8	237.7	703.3	250.8	452.5
Pools and associations	58.4	55.2	3.2	12.9	–	12.9	71.3	55.2	16.1

	3,266.3	729.7	2,536.6	915.7	157.5	758.2	4,182.0	887.2	3,294.8
Provision for uncollectible reinsurance	(31.9)		(31.9)	(139.8)		(139.8)	(171.7)		(171.7)

Recoverable from reinsurers	3,234.4		2,504.7	775.9		618.4	4,010.3		3,123.1

To support gross recoverable from reinsurers balances, the company had the benefit of letters of credit, trust funds or offsetting balances payable totaling $887.2 at December 31, 2016 as follows:

  •
  for reinsurers rated A – or better, security of $565.4 against outstanding reinsurance recoverables of $3,371.5;

  •
  for reinsurers rated B++ or lower, security of $15.8 against outstanding reinsurance recoverables of $35.9;

  •
  for unrated reinsurers, security of $250.8 against outstanding reinsurance recoverables of $703.3; and

  •
  for pools and associations, security of $55.2 against outstanding reinsurance recoverables of $71.3.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $171.7 at December 31, 2016 related to the $472.6 of net unsecured reinsurance recoverables from reinsurers rated B++ or lower or which are unrated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance has reasonably estimated all incurred losses arising from uncollectible reinsurance at December 31, 2016.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverables by reinsurer, by operating company, and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $123.1 (2015 – $237.9). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $267.4 (2015 – $266.7); losses on claims ceded to reinsurers of $952.1 (2015 – $711.9); and recovery of uncollectible reinsurance of $4.9 (2015 – provision for uncollectible reinsurance of $5.8).

Year ended December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	113.5	300.3	258.7	11.9	341.0	338.9	155.1	1,519.4	0.5	–	–	(172.4)	1,347.5
Pre-tax benefit (cost) of ceded reinsurance	(36.5)	(16.6)	128.0	(12.5)	(113.8)	(11.2)	(85.6)	(148.2)	77.9	–	–	(52.8)	(123.1)

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge(1)	OdysseyRe	Crum & Forster	Zenith National	Brit(2)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	171.8	321.1	292.0	12.1	182.7	328.5	121.2	1,429.4	(0.4)	–	–	(218.3)	1,210.7
Pre-tax benefit (cost) of ceded reinsurance	(119.7)	(38.5)	60.5	(32.1)	(76.6)	(97.2)	(1.2)	(304.8)	21.3	–	–	45.6	(237.9)
(1)
Reinsurers' share of premiums earned and pre-tax cost of reinsurance at Northbridge included $56.6 and $3.3 respectively, of intercompany reinsurance ceded to Runoff to facilitate the AXA reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff).

(2)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Reinsurers' share of premiums earned increased from $1,210.7 in 2015 to $1,347.5 in 2016 primarily reflecting the impact of the consolidation of Brit for the full year of 2016 and higher business volume and corresponding cessions to reinsurers at Pacific Insurance, partially offset by increased premium retention at Crum & Forster and First Capital. Commissions earned on reinsurers' share of premiums earned increased slightly from $266.7 in 2015 to $267.4 in 2016. Reinsurers' share of losses on claims increased from $711.9 in 2015 to $952.1 in 2016 primarily reflecting the impact of the consolidation of Brit for the full year of 2016 and increases at Northbridge (principally related to Fort McMurray wildfire losses ceded to reinsurers and increased frequency of non-catastrophe large losses), Fairfax Asia (primarily reflecting Storm Roanu losses ceded to reinsurers by Union Assurance and increased cessions by Pacific Insurance) and Runoff (due to higher adverse development ceded to reinsurers in 2016 compared to 2015), partially offset by a decrease at Fairfax Brasil (consistent with the decrease in its gross losses on claims). The company recorded net recoveries of uncollectible reinsurance of $4.9 in 2016 principally at OdysseyRe and Crum & Forster compared to net provisions of $5.8 in 2015 principally at Runoff.

The use of reinsurance decreased cash provided by operating activities by approximately $152 in 2016 (2015 – increased cash provided by operating activities by approximately $111). The decrease year-over-year was primarily due to an increase in premiums paid to reinsurers ($1,445.9 in 2016 compared to $1,135.3 in 2015) while ceded losses collected from reinsurers remained stable ($1,017.4 in 2016 compared to $992.6 in 2015).

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax, its insurance, reinsurance and runoff companies and Fairfax India. Following a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to maintain a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by management of Hamblin Watsa. Fairfax's Board of Directors, its insurance, reinsurance and runoff companies and Fairfax India are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
(1)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0). At December 31, 2015 other funds comprised a significant proportion of Brit's investment portfolio and were invested principally in fixed income securities. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as bonds).

(3)
Includes the company's equity-accounted investments in associates Grivalia Properties and the KWF LPs.

(4)
Net of short sale and derivative obligations of both the holding company and the operating companies commencing in 2004.

Investments per share decreased by $75.11 from $1,306.22 at December 31, 2015 to $1,231.11 at December 31, 2016 primarily due to the increase in Fairfax common shares effectively outstanding (23,093,566 at December 31, 2016 compared to 22,213,859 at December 31, 2015) and net losses on the company's equity hedges, partially offset by net gains on bonds and the consolidation of the investment portfolios of Bryte Insurance and AMAG. Since 1985, investments per share have compounded at a rate of 19.6% per year, including the impact of acquisitions.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $16.4 in 2016 (2015 – $10.8) prior to giving effect to total return swap expense of $27.9 (2015 – $28.7) and share of loss of associates of $27.2 (2015 – share of profit of associates of $6.4). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Consolidated interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield(3) (%)	Per share ($)	Amount(4)	Yield(3) (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
(1)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Consolidated interest and dividend income, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(4)
Tax effected at the company's Canadian statutory income tax rate.

Consolidated interest and dividend income increased from $512.2 in 2015 to $555.2 in 2016 reflecting higher interest income earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. Total return swap expense decreased from $160.5 in 2015 to $146.4 in 2016, primarily due to the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.

The company's pre-tax consolidated interest and dividend income yield increased from 1.86% in 2015 to 1.93% in 2016 and the company's after-tax consolidated interest and dividend income yield increased from 1.36% in 2015 to 1.42% in 2016. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return swap expense (described in the two subsequent paragraphs), consolidated interest and dividend income in 2016 of $700.7 (2015 – $688.5) produced a pre-tax gross portfolio yield of 2.44% (2015 – 2.49%). The modest decline in the pre-tax gross portfolio yield was primarily due to an increase in the average carrying value of investments in 2016 (principally as a result of the consolidation of the investment portfolios of AMAG and Bryte Insurance and new or incremental investments in associates including Eurolife, ICICI Lombard and APR Energy which do not contribute to the pre-tax gross portfolio yield), partially offset by higher interest income earned as described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represent funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. When the company acts as the reinsurer of third parties in such contracts, funds withheld receivable is included in insurance contract receivables on the consolidated balance sheets. The company's consolidated interest and dividend income in 2016 included net interest income on funds withheld of $0.9 (2015 – net interest expense of $15.8). The decrease in funds withheld interest expense in 2016 principally reflected the impact of the significant commutation described in more detail in the Components of Net Earnings section of this MD&A under the heading Crum & Forster.

Share of profit of associates decreased from $172.9 in 2015 to $24.2 in 2016 primarily reflecting the non-cash impairment charge of $100.4 recognized on the company's investment in Resolute and a lower share of profit from the company's investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in 2015), partially offset by a higher share of profit of ICICI Lombard. Details of the company's associates and transactions related to associates are described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2016.

Upon initial application of the equity method of accounting to its investment in Resolute, the company was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period where Resolute adjusts the carrying value of those particular assets and liabilities. As a result, in any such period the company's share of profit (loss) of Resolute will differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage to Resolute's reported net earnings (loss).

    Net Gains (Losses) on Investments

Net losses on investments of $1,203.6 in 2016 (2015 – net losses on investments of $259.2) were comprised as shown in the following table:

	2016					2015
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	(151.2)	(1),(2)	73.2	(1),(2)	(78.0)	262.5		(933.0)	(670.5)
Preferred stocks – convertible	(68.0)	(1),(3)	61.4	(1),(3)	(6.6)	118.4	(4)	(140.9) (4)	(22.5)
Bonds – convertible	35.0		(74.4)		(39.4)	0.6		(119.8)	(119.2)
Gain on disposition of subsidiary and associates(5)	–		–		–	235.5		–	235.5
Other equity derivatives(6)(7)	–		19.3		19.3	201.8	(8)	(50.1) (8)	151.7

Long equity exposures	(184.2)		79.5		(104.7)	818.8		(1,243.8)	(425.0)
Equity hedges and short equity exposures(7)	(2,634.8)		1,441.9		(1,192.9)	126.7		375.1	501.8

Net equity exposure and financial effects	(2,819.0)		1,521.4		(1,297.6)	945.5		(868.7)	76.8
Bonds	648.7		(326.0)		322.7	26.8		(495.5)	(468.7)
CPI-linked derivatives	–		(196.2)		(196.2)	–		35.7	35.7
U.S. treasury bond forward contracts	96.7		(49.7)		47.0	–		–	–
Other derivatives	(70.6)		63.2		(7.4)	6.1		(8.7)	(2.6)
Foreign currency	80.6		(210.1)		(129.5)	192.9		(80.4)	112.5
Other	(7.8)		65.2		57.4	5.1		(18.0)	(12.9)

Net gains (losses) on investments	(2,071.4)		867.8		(1,203.6)	1,176.4		(1,435.6)	(259.2)

Net gains (losses) on bonds is comprised as follows:
Government bonds	334.3		(77.5)		256.8	(3.3)		(55.4)	(58.7)
U.S. states and municipalities	321.4		(350.9)		(29.5)	24.9		(238.1)	(213.2)
Corporate and other	(7.0)		102.4		95.4	5.2		(202.0)	(196.8)

	648.7		(326.0)		322.7	26.8		(495.5)	(468.7)

(1)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(2)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

(3)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(4)
During 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(5)
The gain on disposition of subsidiary of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley.

(6)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

(7)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term investment strategy are presented within net change in unrealized gains (losses). In the fourth quarter of 2016 the company discontinued its economic hedging strategy and recorded realized losses of $2,665.4 (of which $1,710.2 was recorded as unrealized losses in prior years) related to the Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps.

(8)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1. Prior period unrealized gains on the Cara warrants of $20.6 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

Net equity exposure and financial effects:    Throughout 2015 and most of 2016, the company had economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities. As a result of fundamental changes in the U.S. that may bolster economic growth and business development in the future, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps). During 2016 the company's net equity exposure (long equity exposures net of short equity exposures) produced net losses of $1,297.6 (2015 – net gains of $76.8).

Bonds:    Net gains on bonds of $322.7 in 2016 were primarily comprised of net gains on U.S. treasury bonds ($138.1), Indian government bonds ($105.2) and corporate and other bonds ($95.4), partially offset by net losses on U.S. state and municipal bonds ($29.5).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Details of these contracts are presented in the tables below. During 2016 the company purchased $3,185.7 (2015 – $2,907.3) notional amount of CPI-linked derivative contracts at a cost of $11.2 (2015 – $14.6) and paid additional premiums of $3.3 (2015 – $4.8) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized losses of $196.2 in 2016 (2015 – net unrealized gains of $35.7).

Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2016 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

	December 31, 2016
			Notional amount
		Average life (in years)			Weighted average strike price(2)	Index value at period end				Market value(3) (in bps)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost(3) (in bps)	Market value		Unrealized gain (loss)
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)

		5.6		110,365.5			670.0		83.4		(586.6)

	December 31, 2015
			Notional amount
		Average life (in years)			Weighted average strike price(2)	Index value at period end				Market value(3) (in bps)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost(3) (in bps)	Market value		Unrealized gain (loss)
United States	0.0%	6.6	46,225.0	46,225.0	231.32	236.53	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	12,600.0	238.30	236.53	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	38,975.0	42,338.4	95.57	100.16	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	3,300.0	4,863.9	243.82	260.60	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,150.0	3,421.8	99.27	100.04	20.7	60.5	13.3	38.9	(7.4)

		6.6		109,449.1			655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
During the first quarter of 2016 the CPI indices for the European Union and France were rebased with 2015 as the new reference year. The weighted average strike prices for contracts related to those indices have been rebased accordingly.

(3)
Expressed as a percentage of the notional amount.

Net gains (losses) on investments by reporting segment: Net gains (losses) on investments by reporting segment for 2016 and 2015 were comprised as shown in the following tables:

Year ended December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	42.6	(16.1)	31.1	(43.2)	(36.9)	5.2	(9.6)	(26.9)	(32.4)	13.5	(58.9)	(104.7)
Short equity exposures	(181.8)	(389.0)	(155.0)	(107.0)	(13.1)	–	(62.1)	(908.0)	(159.0)	–	(125.9)	(1,192.9)
Bonds	67.6	90.9	(27.9)	19.8	110.6	0.4	33.9	295.3	7.1	19.0	1.3	322.7
CPI-linked derivatives	(20.3)	(43.8)	(16.7)	(15.5)	(20.6)	–	(44.1)	(161.0)	(11.2)	–	(24.0)	(196.2)
Foreign currency	(67.8)	27.8	(35.1)	(20.7)	41.5	(7.0)	(5.7)	(67.0)	(48.6)	(5.9)	(8.0)	(129.5)
Other	(1.6)	11.5	18.9	(1.6)	5.8	(0.3)	(2.4)	30.3	18.9	3.5	44.3	97.0

Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	(1,203.6)

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures(2)	(45.5)	(285.4)	(101.6)	(59.3)	15.4	(23.7)	(79.0)	(579.1)	(125.9)	3.4	276.6	(425.0)
Equity hedges	113.6	162.0	63.0	26.5	(7.2)	–	17.6	375.5	67.4	–	58.9	501.8
Bonds	(22.9)	(180.8)	(64.4)	(30.1)	(42.3)	(7.8)	(37.9)	(386.2)	(78.8)	(2.9)	(0.8)	(468.7)
CPI-linked derivatives	(0.8)	12.2	4.5	2.5	1.6	–	11.6	31.6	(1.4)	–	5.5	35.7
Foreign currency	92.4	22.2	(8.4)	1.4	(21.9)	7.1	19.8	112.6	0.2	6.7	(7.0)	112.5
Other	(4.9)	2.6	1.3	0.2	(20.9)	(0.1)	(0.5)	(22.3)	–	(0.7)	7.5	(15.5)

Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	(259.2)

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Includes net realized gains on disposition of the company's investment in Ridley of $106.3 at Northbridge and $130.1 at Corporate and Other.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included consolidated interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included consolidated interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments in associates. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2016 includes consolidated interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments in associates. All noted amounts above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates(8)	Total return on average investments(8)
	Average investments at carrying value(2)	Consolidated interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (6)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7
2016	28,723.4	555.2	–		–	(1,223.3)	–	160.1	(508.0)	(1.8)

Cumulative from inception		10,446.0	3,887.8			5,206.5				8.3 (7)

(1)
IFRS basis for 2010 to 2016; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Excludes net gains (losses) recognized on the company's underwriting activities related to foreign currency since 2008.

(4)
Excludes the $40.1 gain on the company's secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par during 2004.

(5)
Excludes the $69.7 gain on the company's secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions of the OdysseyRe convertible senior debenture during 2006.

(6)
Net gains on investments in 2009 excluded $25.9 of gains recognized on transactions involving the common and preferred shares of the company's consolidated subsidiaries.

(7)
Simple average of the total return on average investments for each of the 31 years.

(8)
Total return on average investments is considered a non-IFRS measure as it includes changes in net unrealized gains (losses) on equity accounted investments in associates and excludes share of profit (loss) of associates.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $10,153.0 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2016, total return on average investments has averaged 8.3%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2016, 79.2% (December 31, 2015 – 86.7%) of the fixed income portfolio carrying value was rated investment grade or better, with 61.9% (December 31, 2015 – 71.8%) being rated AA or better (primarily consisting of government obligations).

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2016 for a discussion of the company's exposure to the credit risk of individual issuers, sovereign and U.S. state and municipal governments.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $148.2 and $295.1 respectively. The company's exposure to interest rate risk decreased significantly during 2016 compared to 2015 as a result of meaningful actions taken by the company. As a result of fundamental changes to the macroeconomic outlook for the U.S. and the ensuing potential for a significant increase in market interest rates, during the fourth quarter of 2016 the company sold the majority of its long dated U.S. treasury bonds, realizing net proceeds of $4,753.5, and to further reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and any remaining long dated U.S. treasury bonds held in its fixed income portfolio), the company entered into forward contracts to sell long dated U.S. treasury bonds with a notional amount of $3,013.4 as at December 31, 2016 (December 31, 2015 – nil). These contracts have an average term to maturity of less than one year and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

    Common Stocks

The company owns significant investments in equity and equity-related holdings, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

Throughout 2015 and most of 2016 the company economically hedged its equity and equity-related holdings against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps. As a result of fundamental changes in the U.S. that may bolster economic growth and business development in the future, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps). At December 31, 2016, the company continues to maintain short equity and equity index total return swaps for investment purposes. Refer to note 7 (Short Sales and Derivatives) in the company's consolidated financial statements for the year ended December 31, 2016, under the heading Equity Contracts, for a tabular analysis of equity derivatives held by the company.

As a result of discontinuing its economic equity hedging strategy, a hypothetical decrease in global equity markets of 5% and 10% at December 31, 2016 would potentially decrease the company's net earnings by $106.7 and $204.5 respectively. The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

The company's holdings of common stocks and long equity total return swaps at December 31, 2016 and 2015 are summarized by the issuer's primary industry in the table below.

	December 31, 2016(1)	December 31, 2015(1)
Financials and investment funds	2,988.2	3,312.8
Consumer products and other	834.8	638.6
Commercial and industrial	571.5	670.3

	4,394.5	4,621.7

(1)
Excludes other funds of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

The company's holdings of common stocks and long equity total return swaps at December 31, 2016 and 2015 are summarized by the issuer's country of domicile in the table below.

	December 31, 2016(1)	December 31, 2015(1)
United States	1,266.9	1,130.9
Canada	755.6	793.0
Egypt	331.5	402.0
Greece	297.0	444.7
India	247.8	177.7
Netherlands	231.9	234.4
Singapore	182.3	59.7
China	167.2	198.1
Ireland	102.8	300.7
Nigeria	74.4	69.9
Kuwait	70.3	80.7
Hong Kong	66.8	54.9
United Kingdom	35.8	62.1
Germany	30.3	41.7
All other	533.9	571.2

	4,394.5	4,621.7

(1)
Excludes other funds of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to derivative counterparty risk at December 31, 2016 was estimated to be $105.8 (December 31, 2015 – $314.4).

Refer to note 24 (Financial Risk Management) under the heading Credit Risk – Counterparties to Derivative Contracts in the company's consolidated financial statements for the year ended December 31, 2016 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Fairfax's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 8.8% in 2016 to $13,748.6, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2012	6.1	11,906.0	(0.1)%	2.4%
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
2016	575.9	13,748.6	(4.2)%	1.9%
Weighted average since inception			0.4%	3.8%
Fairfax's weighted average net benefit of float since inception: 3.4%
(1)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior.

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance and Reinsurance
Year	Northbridge(1)	OdysseyRe(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Fairfax Asia(6)	Other(7)	Ongoing operations	Runoff(8)	Total
2012	2,314.1	4,905.9	2,354.9	1,154.2	–	470.7	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	4,673.5	2,338.7	1,202.3	–	519.3	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	570.7	792.5	13,704.0	3,367.6	17,071.6
2016	1,670.7	4,024.6	2,706.5	1,179.1	2,795.8	561.1	855.4	13,793.2	2,879.7	16,672.9

During 2016 the company's total float decreased by $398.7 to $16,672.9.

(1)
Northbridge's float increased by 2.7% primarily due to the effect of the strengthening of the Canadian dollar relative to the U.S. dollar. In Canadian dollar terms, Northbridge's float decreased by 0.8% primarily due to lower loss reserves which resulted from net favourable prior year reserve development.

(2)
OdysseyRe's float decreased by 3.5% primarily due to lower loss reserves and higher insurance balances receivable, partially offset by lower reinsurance recoverables. Lower loss reserves and reinsurance recoverables were principally due to net favourable prior year reserve development.

(3)
Crum & Forster's float increased by 4.4% primarily due to increases in loss reserves and provision for unearned premiums, partially offset by increases in insurance balances receivable and reinsurance recoverables.

(4)
Zenith National's float decreased by 3.1% due to lower loss reserves (which resulted from net favourable prior period development) and higher insurance balances receivable, partially offset by a decrease in reinsurance recoverables (due to higher retention levels) and an increase in provision for unearned premiums.

(5)
Brit's float increased by 2.3% due to increases in loss reserves and provision for unearned premiums, and lower reinsurance funds withheld, partially offset by increases in reinsurance recoverables and deferred acquisition costs.

(6)
Fairfax Asia's float decreased by 1.7% primarily due to increases in insurance balances receivable and reinsurance recoverables, partially offset by increases in loss reserves and provision for unearned premiums.

(7)
Insurance and Reinsurance – Other's float increased by 7.9% primarily due to the effect of the strengthening of the Brazilian real and Canadian dollar relative to the U.S. dollar, partially offset by the strengthening of the U.S. dollar relative to the Polish zloty.

(8)
Runoff's float decreased by 14.5% primarily due to lower loss reserves and higher insurance balances receivable, partially offset by lower reinsurance recoverables. Lower loss reserves and reinsurance recoverables were principally due to normal course cession and collection activity, partially offset by the impact of the assumed reinsurance of third party runoff portfolios during the year.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2016	2015		2014		2013	2012
Holding company cash and investments (net of short sale and derivative obligations)	1,329.4	1,275.9		1,212.7		1,241.6	1,128.0

Borrowings – holding company	3,472.5	2,599.0		2,656.5		2,491.0	2,377.7
Borrowings – insurance and reinsurance companies	435.5	468.5		385.9		458.8	618.3
Borrowings – non-insurance companies	859.6	284.0		136.6		44.7	52.6

Total debt	4,767.6	3,351.5		3,179.0		2,994.5	3,048.6

Net debt(1)	3,438.2	2,075.6		1,966.3		1,752.9	1,920.6

Common shareholders' equity	8,484.6	8,952.5		8,361.0		7,186.7	7,654.7
Preferred stock	1,335.5	1,334.9		1,164.7		1,166.4	1,166.4
Non-controlling interests	2,000.0	1,731.5		218.1		107.4	73.4

Total equity	11,820.1	12,018.9		9,743.8		8,460.5	8,894.5

Net debt/total equity	29.1%	17.3%		20.2%		20.7%	21.6%
Net debt/net total capital(2)	22.5%	14.7%		16.8%		17.2%	17.8%
Total debt/total capital(3)	28.7%	21.8%		24.6%		26.1%	25.5%
Interest coverage(4)	n/a	3.9	x	12.3	x	n/a	4.2	x
Interest and preferred share dividend distribution coverage(5)	n/a	2.9	x	9.0	x	n/a	3.0	x
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2016 increased by $873.5 to $3,472.5 from $2,599.0 at December 31, 2015, primarily reflecting the issuances of holding company unsecured senior notes (Cdn$400.0 principal amount due 2023 issued on March 22, 2016 and Cdn$450.0 principal amount due 2026 issued on December 16, 2016), borrowings on a short term basis of $200.0 on Fairfax's revolving credit facility and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.

Subsidiary borrowings (comprised of borrowings of the insurance and reinsurance companies and borrowings of the non-insurance companies) at December 31, 2016 increased by $542.6 to $1,295.1 from $752.5 at December 31, 2015, primarily reflecting Fairfax India's term loan of $225.0 to fund additional investments and Cara's aggregate borrowings of $292.4 (Cdn$392.0) principally related to funding its acquisitions of St-Hubert and Original Joe's.

Common shareholders' equity at December 31, 2016 decreased by $467.9 to $8,484.6 from $8,952.5 at December 31, 2015, primarily reflecting the net loss attributable to shareholders of Fairfax ($512.5), the payment of dividends on the company's common and preferred shares ($271.8) and other comprehensive loss of $183.9 (primarily $98.9 related to net unrealized foreign currency translation losses of foreign operations), partially offset by net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5).

The changes in holding company borrowings, subsidiary borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 22.5% at December 31, 2016 from 14.7% at December 31, 2015 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was due to increased total debt (primarily the issuance of holding company unsecured senior notes, borrowings on Fairfax's revolving credit facility and an increase in subsidiary borrowings as described above). The increase in net total capital was primarily due to increases in non-controlling interests and net debt, partially offset by decreased common shareholders' equity (as described in the preceding paragraph). The consolidated total debt/total capital ratio increased to 28.7% at December 31, 2016 from 21.8% at December 31, 2015 primarily as a result of increased total debt, partially offset by increased total capital (primarily reflecting increases in non-controlling interests and total debt, partially offset by decreased common shareholders' equity).

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2016 of $1,329.4 (December 31, 2015 – $1,275.9) provide adequate liquidity to meet the holding company's known commitments in 2017. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2017.

The company's insurance and reinsurance operating companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance operating companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2016	2015	2014	2013	2012
Insurance and Reinsurance
Northbridge (Canada)	0.9	0.9	0.8	0.9	0.8
OdysseyRe (U.S.)	0.5	0.5	0.6	0.6	0.6
Crum & Forster (U.S.)	1.5	1.3	1.1	1.1	1.0
Zenith National (U.S.)	1.5	1.3	1.3	1.4	1.4
Brit(1)	1.3	1.4	n/a	n/a	n/a
Fairfax Asia(2)	0.4	0.5	0.5	0.5	0.6
Other(3)	0.7	0.7	0.5	0.6	0.7
Canadian insurance industry	1.0	1.0	1.0	1.0	1.0
U.S. insurance industry	0.7	0.7	0.7	0.7	0.8
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
Total equity excludes the carrying value of investments in associates (ICICI Lombard and BIC Insurance).

(3)
Other includes Group Re, Advent, Polish Re, Fairfax Brasil and Colonnade.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2016 OdysseyRe, Crum & Forster, Zenith National and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.4 times (December 31, 2015 – 3.6 times) the authorized control level, except for TIG Insurance which had 2.2 times (December 31, 2015 – 3.0 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2016 Northbridge's subsidiaries had a weighted average MCT ratio of 211% of the minimum statutory capital required, compared to 198% at December 31, 2015.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2016 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,457.3 (December 31, 2015 – $1,495.5). This represented a surplus of $297.1 (December 31, 2015 – $329.5) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $200.0 (December 31, 2015 – $185.0).

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, South Africa, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2016.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2016 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Brit Limited(2)	A	A+	–	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	A (low)
Federated Insurance Company of Canada	A	A-	–	A (low)
Wentworth Insurance Company Ltd.	A	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) Ltd.(2)	A	A+	–	–
Polish Re	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent and Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2016 Standard & Poor's upgraded the Financial Strength Ratings of Zenith National's operating companies from a rating of "BBB+" at December 31, 2015 to a rating of "A-" at December 31, 2016.

    Book Value Per Share

Common shareholders' equity at December 31, 2016 of $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $8,952.5 or $403.01 per basic share (excluding the unrecorded $1,040.9 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2015, representing a decrease per basic share in 2016 of 8.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2016, or a decrease of 6.4% adjusted to include that dividend). During 2016 the number of basic shares increased primarily as a result of the issuance of 1.0 million subordinate voting shares, partially offset by net repurchases of 89,561 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 30,732 subordinate voting shares for cancellation. At December 31, 2016 there were 23,093,566 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0
2016 – issuance of shares	1,000,000	523.50	523.5
2016 – repurchase of shares	(30,732)	458.81	(14.1)

On September 28, 2016 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2017, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 356,601 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 3.5% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the share issuances in 2013, 2015 and 2016 were pursuant to public offerings. During 2012, 2013, 2014 and 2015 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 and 2014 the company repurchased 36 shares and 8 shares respectively for cancellation from former employees. During 2016 the company repurchased 30,732 shares for cancellation.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the excess (deficiency) of fair value over carrying value of investments in associates and certain non-insurance subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The aggregate excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2016			December 31, 2015
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	1,514.8	940.5	574.3	1,126.0	526.4	599.6
Non-insurance associates(2)	1,440.6	1,452.5	(11.9)	1,059.9	1,203.8	(143.9)
Cara	433.9	454.9	(21.0)	439.9	356.2	83.7
Fairfax India	355.7	290.4	65.3	303.0	276.6	26.4
Thomas Cook India	691.2	296.2	395.0	763.1	288.0	475.1

	4,436.2	3,434.5	1,001.7	3,691.9	2,651.0	1,040.9

(1)
The carrying values of Cara, Fairfax India and Thomas Cook India represent their respective carrying values under the equity method of accounting.

(2)
Excludes investments in associates held by Fairfax India.

    Liquidity

Holding company cash and investments at December 31, 2016 totaled $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) compared to $1,276.5 at December 31, 2015 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2016 included the following significant outflows: the payment of $271.8 common and preferred shares dividends, the purchase of an additional 9% ownership interest in ICICI Lombard, the acquisition of a 40% indirect interest in Eurolife, the payment of $165.8 of interest on long term debt, net consideration paid of $151.9 to acquire an 80% interest in AMAG and net consideration paid of $79.9 to acquire Bryte Insurance. Significant inflows during 2016 included the following: net proceeds from the company's underwritten public offerings ($523.5 from the issuance of 1.0 million subordinate voting shares and $303.2 from the issuance of Cdn $400.0 principal amount of 4.50% unsecured senior notes due 2023 (to finance the investments in ICICI Lombard, AMAG and Eurolife) and $334.5 from the issuance of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026 (intended to finance the tender offers for certain of the company's senior notes)), borrowings of $200.0 on Fairfax's revolving credit facility and dividends from subsidiaries (primarily OdysseyRe ($200.0), Zenith National ($119.5), Brit ($61.3), and Crum and Forster ($50.0)). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2016 of $1,329.4 provides adequate liquidity to meet the holding company's known commitments in 2017. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016).

The holding company's known significant commitments for 2017 consist of payment of the $237.4 ($10.00 per share) dividend on common shares (paid January 2017), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below), the anticipated acquisitions of Allied World, Tower and certain AIG operations in Latin America and Central and Eastern Europe, investments in Fairfax India (completed January 13, 2017) and Fairfax Africa (completed February 17, 2017), and up to Cdn$250 of funding for tender offers for certain of the company's senior notes. The net proceeds from an underwritten public offering of Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026, which closed on December 16, 2016, will be used to finance the tender offers (for further details related to the tender offers and the senior notes offerings, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016).

The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes should significantly reduce cash flow volatility in future periods notwithstanding the discussion in the subsequent three paragraphs.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2016 the holding company paid net cash of $91.0 (2015 – received net cash of $34.9) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2016 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,472.5 primarily reflecting cash received from net sales of U.S. government and U.S. state and municipal bonds, partially offset by net cash paid in connection with long and short equity and equity index total return swap derivative contracts, the acquisitions of investments in associates, and dividends paid by the operating companies to Fairfax.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2016 the insurance and reinsurance subsidiaries paid net cash of $814.4 (2015 – received net cash of $225.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred in respect of short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2016 and 2015:

	2016	2015
Operating activities
Cash provided by operating activities before the undernoted	138.9	629.0
Net sales (purchases) of investments classified as FVTPL	1,119.3	(484.3)
Investing activities
Net purchases of investments in associates	(689.5)	(112.0)
Purchases of subsidiaries, net of cash acquired	(779.1)	(1,455.6)
Sales of subsidiaries, net of cash divested	–	304.4
Net purchases of premises and equipment and intangible assets	(208.3)	(201.3)
Decrease (increase) in restricted cash for purchase of subsidiary	6.5	(6.5)
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	637.7	275.7
Repayment of borrowings – holding company and insurance and reinsurance companies	(5.4)	(212.4)
Net borrowings from holding company revolving credit facility	200.0	–
Net proceeds from borrowings – non-insurance companies	360.5	54.2
Repayment of borrowings – non-insurance companies	(38.9)	(5.8)
Net borrowings from revolving credit facilities – non-insurance companies	193.6	18.4
Issuances of subordinate voting shares	523.5	575.9
Issuance of preferred shares	–	179.0
Repurchases of preferred shares for cancellation	–	(4.8)
Purchases of subordinate voting shares for treasury	(64.2)	(95.5)
Purchases of subordinate voting shares for cancellation	(14.1)	–
Issuances of subsidiary common shares to non-controlling interests	157.1	725.8
Increase in restricted cash related to financing activities	(18.9)	–
Net sales (purchases) of subsidiary common shares to (from) non-controlling interests	(74.5)	430.0
Common and preferred share dividends paid	(271.8)	(265.4)
Dividends paid to non-controlling interests	(41.2)	(5.0)

Increase in cash and cash equivalents during the year	1,131.2	343.8

Cash provided by operating activities (excluding net purchases of investments classified as FVTPL) decreased from $629.0 in 2015 to $138.9 in 2016, primarily as a result of higher net paid losses, partially offset by higher net premiums collected. Refer to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2016 for details of net purchases of securities classified as FVTPL.

Net purchases of investments in associates of $689.5 in 2016 primarily reflected the purchase of additional ownership interests in ICICI Lombard (ownership increased 9%) and APR Energy, Fairfax India's investment in Fairchem (44.9%), and the acquisition of indirect interests in Eurolife (40.0%) and Performance Sports (38.2%), partially offset by distributions from the company's insurance and non-insurance associates. Net purchases of investment in associates of $112.0 in 2015 primarily reflected Fairfax India's investment in IIFL (21.9%), Fairfax Asia's investment in BIC Insurance (35%) and Brit's investment in Ambridge Partners (50%), partially offset by distributions from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $779.1 in 2016 primarily related to Cara's acquisitions of St-Hubert (100%) and Original Joe's (89.2%), Fairfax Asia's acquisition of AMAG (80%), Fairfax India's acquisition of Privi Organics (50.8%) and the acquisitions of Bryte Insurance (100%) and Golf Town (60%). Purchases of subsidiaries, net of cash acquired of $1,455.6 in 2015 primarily related to the acquisition of Brit (97.0%), Fairfax India's acquisition of NCML, Thomas Cook India's acquisitions of

Kuoni Hong Kong and Kuoni India, Fairfax Asia's acquisition of Union Assurance (78.0%), Crum's acquisition of Redwoods, and Pacific Insurance's acquisition of MCIS.

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $637.7 reflected net proceeds from the issuance of Cdn $400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 and Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026. Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. In 2015 the company completed three underwritten public offerings: the issuance of 1.15 million subordinate voting shares of $575.9 (Cdn$717.1), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance of 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which formed part of the financing for the acquisition of Brit. Repayment of borrowings – holding company and insurance and reinsurance companies of $212.4 in 2015 primarily reflected the repayment upon maturity of OdysseyRe and Fairfax unsecured senior notes ($125.0 and $82.4 principal amounts respectively). Net proceeds from borrowings – non-insurance of $360.5 in 2016 reflected net proceeds from Cara's floating rate term loan of $115.2 (Cdn $150.0) maturing on September 2, 2019 to finance its acquisition of St-Hubert and Fairfax India's use of its term loan ($225.0) to fund its investments. Net proceeds from borrowings – non-insurance of $54.2 in 2015 principally reflected additional financing at Thomas Cook India in respect of its acquisitions and the issuance of $15.2 (1.0 billion Indian rupees) principal amount of its debentures due 2020. Net borrowings from revolving credit facilities – non-insurance companies of $193.6 in 2016 principally reflected Cara's borrowing on its floating rate revolving credit facility to finance its acquisitions of St-Hubert and Original Joe's. Purchases of subordinate voting shares for treasury in 2016 of $64.2 (2015 – $95.5) were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $157.1 in 2016 primarily reflected Cara's issuance of subordinate common shares to finance its acquisition of St-Hubert and the issuance of common shares by Quess as a result of its initial public offering. Issuance of subsidiary common shares of $725.8 in 2015 reflected the offerings of Fairfax India's common shares. Net purchases of subsidiary common shares from non-controlling interests of $74.5 in 2016 primarily reflected the repurchase by Brit of its common shares from OMERS and the repurchase of common shares for cancellation by Fairfax India. Net sales of subsidiary common shares to non-controlling interests of $430.0 in 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. The company paid common and preferred share dividends of $227.8 and $44.0 in 2016 respectively (2015 – $216.1 and $49.3).

    Contractual Obligations

The following table sets out the expected payment schedule of the company's significant contractual obligations as at December 31, 2016:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	5,273.5	5,664.4	3,428.0	5,115.9	19,481.8
Borrowings – principal	715.7	650.8	1,299.6	2,117.4	4,783.5
Borrowings – interest	249.1	443.1	334.5	610.0	1,636.7
Operating leases	142.7	255.8	208.6	328.1	935.2

	6,381.0	7,014.1	5,270.7	8,171.4	26,837.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2016.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2016, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2016, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2016. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). The company's management, including the CEO and CFO, concluded that, as of December 31, 2016, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2016.

    Significant Accounting Policy Changes

There were no significant accounting policy changes during 2016. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2016 for a detailed description of the company's accounting policies.

    Future Accounting Changes

Certain new IFRS may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next four years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are also described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2016.

IFRS 9 Financial Instruments ("IFRS 9")

In July of 2014 the IASB issued a complete version of IFRS 9 which supersedes the 2010 version currently applied by the company ("IFRS 9 (2010)"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance.

The company has commenced evaluating the impact of IFRS 9 by assessing its business models and the cash flow characteristics of its financial assets to determine their appropriate classifications under the new standard. The company expects equities and derivative instruments held within the company's investment portfolio to continue to be classified as FVTPL under IFRS 9, and the classification of financial liabilities to also remain largely unchanged from IFRS 9 (2010). Upon adopting IFRS 9 on January 1, 2018 the company does not expect to restate comparative periods, and will record any necessary adjustments to opening retained earnings as permitted by the standard.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May of 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. In April of 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

During 2016 the company developed a detailed project plan for the implementation of IFRS 15 and conducted an impact assessment involving all of its significant operating companies that focused on identifying potential differences under IFRS 15 compared to current accounting policies, by industry and key revenue streams. Based on the results of that assessment, the company does not expect IFRS 15 to have a significant impact on its consolidated financial reporting, and has commenced further study of a limited number of potential issues for certain of the non-insurance companies, particularly in the restaurant, travel and hospitality industries. Upon adopting IFRS 15 on January 1, 2018 the company does not expect to restate comparative periods, and will record any necessary adjustments to opening retained earnings as permitted by the standard.

IFRS 16 Leases ("IFRS 16")

In January of 2016 the IASB issued IFRS 16 which largely eliminates the current distinction between finance and operating leases for lessees. With limited exceptions, lessees will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with modified retrospective application.

The company is currently developing a detailed implementation plan for IFRS 16 and expects to have each of its operating companies undertake a detailed inventory of leases during 2017 to determine completeness of detailed historic lease data required for IFRS 16 transition calculations and to address any further data requirements. A study will also be undertaken in 2017 to identify enhancements to current processes and information systems that may be required to embed IFRS 16 lease liability calculations within the company's financial reporting.

IFRS 17 Insurance Contracts ("IFRS 17")

An initial exposure draft of Insurance Contracts was issued by the IASB in July of 2010 followed by a revised exposure draft in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The final standard is expected to be published in May of 2017, with an effective date of January 1, 2021. Retrospective application will be required with some practical expedients available on adoption.

The company has commenced evaluating the impact of the proposed standard on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the proposed standard presents certain implementation challenges and the presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements. The company expects to devote significant effort to analyzing IFRS 17 upon its publication and to conduct more extensive impact assessments and implementation planning shortly thereafter.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2016.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas.

Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile or extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have a material adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented from time to time by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2016.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of any hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2016.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's financial condition, profitability or cash flows.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2016 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult or cost prohibitive.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers, no significant catastrophe losses in the last number of years and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. Each of the company's subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Barbados, Poland, Hong Kong, Indonesia, Singapore, Malaysia, Sri Lanka, Brazil, South Africa and other jurisdictions (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and to maintain consolidated shareholders' equity of not less than $7.5 billion. A failure to comply with the obligations and covenants under the credit facility could result in an event of default under such agreement which, if not cured or waived, could prevent the company from drawing on the credit facility and permit acceleration of indebtedness, including other indebtedness of Fairfax or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2016.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global subsidiaries to regularly assess new services and technologies that that may be applicable or disruptive to the insurance and reinsurance industries.

Technology Infrastructure

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding its insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained information technology staff that are committed to the continual development and maintenance of its business infrastructure. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2016
Revenue	2,186.5	2,907.0	2,431.4	1,774.7	9,299.6
Net earnings (loss)	(16.7)	293.5	32.7	(704.2)	(394.7)
Net earnings (loss) attributable to shareholders of Fairfax	(51.0)	238.7	1.3	(701.5)	(512.5)
Net earnings (loss) per share	$(2.76)	$9.81	$(0.42)	$(30.77)	$(24.18)
Net earnings (loss) per diluted share	$(2.76)	$9.58	$(0.42)	$(30.77)	$(24.18)
2015
Revenue	2,387.9	1,769.0	2,976.3	2,447.2	9,580.4
Net earnings (loss)	236.1	(178.6)	451.4	133.1	642.0
Net earnings (loss) attributable to shareholders of Fairfax	225.2	(185.7)	424.8	103.4	567.7
Net earnings (loss) per share	$9.92	$(8.87)	$18.57	$4.19	$23.67
Net earnings (loss) per diluted share	$9.71	$(8.87)	$18.16	$4.10	$23.15

Revenue of $1,774.7 in the fourth quarter of 2016 decreased from $2,447.2 in 2015 principally as a result of increased net losses on investments and lower interest and dividends (primarily related to a decrease in share of profit of associates), partially offset by higher net premiums earned and increased other revenue.

The company reported a net loss attributable to shareholders of Fairfax of $701.5 (net loss of $30.77 per basic and diluted share) in the fourth quarter of 2016 compared to net earnings attributable to shareholders of Fairfax of $103.4 (net earnings of $4.19 per basic share and $4.10 per diluted share) in the fourth quarter of 2015. The year-over-year decreases in profitability primarily reflected increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates) and a decrease in underwriting profit, partially offset by an increase in the recovery of income taxes.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 10, 2017, Fairfax had 22,324,191 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,072,961 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2016 and 2015.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2016
High	780.13	736.54	774.90	777.45
Low	646.03	637.17	673.00	586.00
Close	727.07	695.83	768.72	648.50
2015
High	739.00	720.50	669.43	692.00
Low	591.50	604.00	563.34	577.00
Close	710.00	615.88	607.74	656.91

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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  Exhibit 99.3